ANNUAL REPORT
2022



IBC
International Bancshares
Corporation

We do more



INTERNATIONAL BANCSHARES CORPORATION

ALL BANKS MEMBER FDIC
MEMBER BANKS:

International Bank Of Commerce
1200 San Bernardo Avenue
Laredo, Texas 78040
(956) 722-7611

Laredo
7002 San Bernardo Ave.
(956) 728-0060

1002 Matamoros
(956) 726-6622

1300 Guadalupe
(956) 726-6601

2418 Jacaman Rd.
(956) 764-6161

5300 San Dario Ste. 440D
(956) 728-0063

5300 San Dario Ste. 202
(956) 790-6500

9710 Mines Road
(956) 728-0092

4501 San Bernardo
(956) 722-0485

7909 McPherson Ave.
(956) 728-0064

2442 San Isidro Pkwy
(956) 726-6611

2415 S. Zapata Hwy.
(956) 728-0061

5610 San Bernardo
(956) 726-6688

2320 Bob Bullock Loop 20
(956) 728-0062

4401 Highway 83 South
(956) 794-8140

1600 Water Street, Suite B520
(956) 794-8180

Administration Center
2418 Jacaman Rd. (Rear)
(956) 722-7611

Service Center
2416 Cee Gee
(210) 821-4700

8770 Tesoro
(210) 821-4700

San Antonio
130 East Travis
(210) 518-2500

5029 Broadway
(210) 518-2523

6630 Callaghan
(210) 518-2585

2201 NW Military Dr.
(210) 366-0617

12400 Hwy. 281 North
(210) 369-2900

16339 Huebner Rd.
(210) 369-2974

8650 Fredericksburg
(210) 930-9811

1500 NE Lp. 410
(210) 281-2430

18750 Stone Oak Pkwy
(210) 496-6111

5300 Walzem Road
(210) 564-2300

11831 Bandera Road
(210) 369-2980

3119 SE Military Drive
(210) 354-6980

327 SW Loop 410
(210) 930-9825

938 SE Military Drive
(210) 930-9815

11002 Culebra
(210) 930-9850

Marble Falls
2401 Hwy. 281 North
(830) 693-4301

San Marcos
1081 Wonder World Dr.
(512) 353-1011

Luling
200 S. Pecan St.
(830) 875-2445

Corpus Christi
221 S. Shoreline
(361) 888-4000

6130 S. Staples
(361) 991-4000

4622 Everhart
(361) 903-7265

14066 Northwest Blvd.
(361) 903-7285

Flour Bluff
1317 Waldron Road
(361) 886-9950

Sinton
301 West Sinton
(361) 364-1230

Rockport
2701 Hwy. 35 North
(361) 729-0500

Aransas Pass
2501 W. Wheeler Ave.
(361) 729-0500

Portland
1800 US Hwy 181
(361) 886-9910

Port Lavaca
311 N. Virginia St.
(361) 552-9771

Bay City
1916 7th Street
(979) 245-5781

Victoria
6411 N. Navarro
(361) 575-8394

Houston
5615 Kirby Dr.
(713) 526-1211

8203 S. Kirkwood
(713) 285-2163

1001 McKinney Ste. 150
(713) 285-2139

3200 Woodridge, Ste. 1350
(713) 285-2255

3939 Montrose, Ste. W
(713) 285-2195

1545 Eldridge Parkway
(713) 285-2042

Sugarland
10570 State Hwy 6
(713) 285-2285

Katy
544 West Grand Parkway
(713) 285-2034

Eagle Pass
2395 E. Main Street
(830) 773-2313

2538 E. Main Street
(830) 773-2313

439 E. Main Street
(830) 773-2313

2305 Del Rio Blvd.
(830) 773-2313

455 S. Bibb Ave. Ste. 502
(830) 773-4930

2135 East Main Street
(830) 773-4826

Del Rio
2410 Dodson St.
(830) 775-4265

1507 Veterans Blvd
(830) 775-4265

2205 Veterans Blvd, Suite E9
(830) 775-4265

Austin
500 West 5th St.
(512) 397-4506

11400 Burnet Road Bldg. 46
(512) 397-4595

2817 E. Cesar Chavez
(512) 320-9650

12625 North IH 35 Bldg. D
(512) 397-4570

9900 South IH 35 Bldg. Y
(512) 397-4530

4025 S. FM 620
(512) 320-9575

Round Rock
1850 Gattis School Rd.
(512) 397-4521

First Equity
9606 N. Mopac Expressway Ste 100
(512) 346-8892

Cedar Park
301 W. Whitestone Blvd
(512) 397-4552

Commerce Bank
5800 San Dario
Laredo, Texas 78041
(956) 724-1616

2120 Saunders
(956) 724-1616

1200 Welby Court
(956) 724-1616

International Bank of Commerce, Zapata
908 N. US Highway 83
Zapata, TX 78076
(956) 765-8361

Roma
1702 E. Grant St.
(956) 849-1047

Alice
2001 E. Main St.
(361) 661-1211

Rio Grande City
4015 E. Hwy. 83
(956) 487-5531

4534 E. Hwy. 83
(956) 487-5531

4031 E. Hwy 83
(956) 487-5532

Hebbronville
401 N. Smith Ave.
(361) 527-2645

Kingsville
1320 General Cavazos Blvd
(361) 516-1040

Beeville
802 E. Houston St.
(361) 358-8700

International Bank of Commerce, Brownsville
1600 Ruben Torres Blvd
Brownsville, TX 78526-1831
(956) 547-1000

Brownsville
1623 Central Blvd.
(956) 547-1000

4520A E. 14th St.
(956) 547-1300

79 E. Alton Gloor Blvd
(956) 547-1000

2370 N. Expressway
(956) 547-1000

630 E. Elizabeth St.
(956) 547-100

3600 W. Alton Gloor Blvd.
(956) 547-1000

McAllen
One S. Broadway
(956) 686-0263

7124 N. 23rd.
(956) 630-9310

301 S. 10th St.
(956) 688-3610

3600 N.10th. St.
(956) 688-3690

2200 S. 10th St. (La Plaza East)
(956) 688-3670

802 S. Jackson Road
(956) 630-9347

2200 S. 10th St. (La Plaza West)
(956) 688-3660

2225 Nolana
(956) 688-3600

1200 E. Jackson
(956) 688-3685

2800 Nolana
(956) 688-3620

2900 West Expressway 83
(956) 630-9350

South Padre Island
911 Padre Blvd.
(956) 761-6156

Port Isabel
1401 W. Hwy. 100
(956) 943-2108

Alamo
1421 West Frontage Rd.
(956) 688-3645

Alton
215 West Martin Ave.
(956) 630-9319

Edinburg
400 S. Closner
(956) 688-3640

4101 S. McColl
(956) 630-9337

1724 W. University Dr. Ste. B
(956) 688-3680

2205 W. University Dr.
(956) 630-9340

Penitas
1705 Expressway 83
(956) 688-8636

Harlingen
501 S. Dixieland Rd.
(956) 428-6902

321 S. 77th Sunshine Strip
(956) 428-6454

1801 W. Lincoln
(956) 428-4559

Mission
900 N. Bryan Rd.
(956) 688-3630

200 E. Griffin Pkwy
(956) 632-3512

2410 E. Expressway 83
(956) 688-3625

121 S. Shary Rd.
(956) 630-9365

Pharr
401 South Cage
(956) 688-3635

1007 North I Rd.
(956) 688-3655

Weslaco
606 S. Texas Blvd.
(956) 688-3605

1310 N. Texas
(956) 968-5551

Hidalgo
1023 S. Bridge
(956) 688-3665

San Juan
108 E. FM 495
(956) 630-9320

Palmhurst
215 E. Mile 3 Rd.
(956) 688-3675

International Bank of Commerce, Oklahoma
3817 NW Expressway, Suite 100
Oklahoma City, Ok
(405) 775-8051

Ardmore
2302 12th Ave.
(580) 223-0345

Broken Arrow
6412 S. Elm Pl.
(918) 497-2488

8112 Garnett Rd.
(918) 497-2840

Chickasha
628 W. Grand Ave.
(405) 841-2282

Claremore
1050 N. Lynn Riggs Blvd.
(918) 497-2464

Edmond
1812 E 15th St.
(405) 775-8061

421 S. Santa Fe Ave.
(405) 841-2130

Duncan
3903 N. Hwy 81
(580) 255-9055

Tulsa
1951 S. Yale Ave.
(918) 497-2452

4202 S. Garnett
(918) 497-2883

2250 E. 73rd St
(918) 497-2405

1 E. 5th St.
(918) 497-2462

8202 E. 71st St
(918) 497-2476

5302 E. Skelly Dr.
(918) 497-2472

Chandler
3108 E. 1st St.
(405) 258-2351

Oklahoma City
100 W. Park Ave.
(405) 841-2288

10500 S. Pennsylvania Ave
(405) 841-2266

2301 N. Portland Ave.
(405) 841-2116

12241 N. May Ave.
(405) 841-2341

4902 N. Western Ave.
(405) 841-2286

14001 N. McArthur Blvd
(405) 775-1710

Lawton
2101 W. Gore
(520) 250-4322

6425 NW Cache Rd.
(520) 250-4322

Miami
2520 N. Main
(918) 542-4411

Midwest City
2200 S. Douglas Blvd.
(405) 775-8057

Sapulpa
911 E. Taft St.
(918) 497-2465

Shawnee
2513 N. Harrison Ave.
(405) 775-8067

Sulphur
2009 W. Broadway Ave.
(580) 622-3118

Bethany
7723 NW 23rd St.
(405) 841-2367

Guthrie
120 N. Division St.
(405) 841-2304

Moore
901 SW 19th
(405) 775-1720

Pauls Valley
700 W. Grant Ave.
(405) 238-7318

Purcell
430 W. Lincoln St.
(405) 775-8094

Dallas
3800 Maple Ave. Ste. 100
(469) 357-3805

Sand Springs
3402 State Hwy. 97
(918) 497-2466

Stillwater
1900 N. Perkins Rd.
(405) 372-0889

Owasso
9350 N. Garnett
(918) 497-2833

Norman
1461 24th Ave.
(405) 841-4744

Lindsay
209 E. Cherokee
(405) 756-4494

Bixby
11886 S. Memorial
(918) 497-2855

As used in this report, the words "Company," "we," "us," and "our" refer to International Bancshares Corporation, a Texas corporation, its five wholly owned subsidiary banks ("Subsidiary Banks"), and other subsidiaries. The information that follows may contain forward-looking statements, which are qualified as indicated under "Cautionary Notice Regarding Forward-Looking Statements" in Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) of this report. Our website address is www.ibc.com.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

(Consolidated)

The following consolidated selected financial data is derived from our audited financial statements as of and for the five years ended December 31, 2022. The following consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Consolidated Financial Statements and related notes in this report.

SELECTED FINANCIAL DATA

	AS OF OR FOR THE YEARS ENDED DECEMBER 31,				
	2022	2021	2020	2019	2018
	(Dollars in Thousands, Except Per Share Amounts)				
STATEMENT OF CONDITION					
Assets	$ 15,501,476	$ 16,046,236	$ 14,029,467	$ 12,112,894	$ 11,871,952
Investment securities available-for-sale	4,417,796	4,213,920	3,080,768	3,378,923	3,411,350
Net loans	7,304,631	7,098,777	7,432,695	6,834,668	6,499,905
Deposits	12,660,007	12,617,877	10,721,860	8,826,034	8,696,545
Other borrowed funds	10,944	436,138	436,327	626,511	705,665
Junior subordinated deferrable interest debentures	134,642	134,642	134,642	134,642	160,416
Shareholders' equity	2,044,759	2,308,481	2,177,998	2,118,053	1,939,582
INCOME STATEMENT					
Interest income	$ 525,781	$ 398,103	$ 427,008	$ 492,401	$ 465,822
Interest expense	38,156	26,831	39,119	58,629	52,668
Net interest income	487,625	371,272	387,889	433,772	413,154
Provision for probable loan losses	21,651	7,955	45,379	18,843	6,112
Non-interest income	187,134	222,326	150,579	154,826	165,042
Non-interest expense	270,469	263,316	281,331	309,801	299,501
Income before income taxes	382,639	322,327	211,758	259,954	272,583
Income taxes	82,407	68,405	44,439	54,850	56,652
Net income	300,232	253,922	167,319	205,104	215,931
Net income available to common shareholders	$ 300,232	$ 253,922	$ 167,319	$ 205,104	$ 215,931
Per common share:					
Basic	$ 4.79	$ 4.01	$ 2.63	$ 3.13	$ 3.27
Diluted	$ 4.78	$ 4.00	$ 2.62	$ 3.12	$ 3.24

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis represents an explanation of significant changes in our financial position and results of our operations on a consolidated basis for the three-year period ended December 31, 2022. The following discussion should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2022, and the Selected Financial Data and Consolidated Financial Statements included elsewhere herein.

Special Cautionary Notice Regarding Forward Looking Information

Certain matters discussed in this report, excluding historical information, include forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by these sections. Although we believe such forward-looking statements are based on reasonable assumptions, no assurance can be given that every objective will be reached. The words "estimate," "expect," "intend," "believe" and "project," as well as other words or expressions of a similar meaning, are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this report. Such statements are based on current expectations, are inherently uncertain, are subject to risks and should be viewed with caution. Actual results and experience may differ materially from the forward-looking statements as a result of many factors.

Risk factors that could cause actual results to differ materially from any results that we project, forecast, estimate or budget in forward-looking statements include, among others, the following possibilities:

- Local, regional, national and international economic business conditions and the impact they may have on us, our customers, and such customers' ability to transact profitable business with us, including the ability of our borrowers to repay their loans according to their terms or a change in the value of the related collateral.
- Volatility and disruption in national and international financial markets.
- Government intervention in the U.S. financial system.
- The unavailability of funding from the FHLB, the Fed or other sources in the future could adversely impact our growth strategy, prospects and performance.
- Changes in consumer spending, borrowing and saving habits.
- Changes in interest rates and market prices, including, changes in federal regulations on the payment of interest on demand deposits.
- Changes in the capital markets we utilize, including changes in the interest rate environment that may reduce margins.
- Changes in state and/or federal laws and regulations, including, the impact of the Consumer Financial Protection Bureau ("CFPB") as a regulator of financial institutions, changes in the accounting, tax and regulatory treatment of trust preferred securities, as well as changes in banking, tax, securities, insurance, employment, environmental and immigration laws and regulations and the risk of litigation that may follow.
- Changes in U.S.—Mexico trade, including, reductions in border crossings and commerce, integration and implementation of the United States-Mexico-Canada Agreement and the possible imposition of tariffs on imported goods.
- The reduction of deposits from nonresident alien individuals due to the IRS rules requiring U.S. financial institutions to report deposit interest payments made to such individuals.
- The loss of senior management or operating personnel.
- The timing, impact and other uncertainties of the potential future acquisitions, as well as our ability to maintain our current branch network and enter new markets to capitalize on growth opportunities.
- Changes in estimates of future reserve requirements based upon periodic review thereof under relevant regulatory and accounting requirements.

- Additions to our allowance for credit loss as a result of changes in local, national or international conditions which adversely affect our customers.
- Greater than expected costs or difficulties related to the development and integration of new products and lines of business.
- Increased labor costs and effects related to health care reform and other laws, regulations and legal developments impacting labor costs.
- Impairment of carrying value of goodwill could negatively impact our earnings and capital.
- Changes in the soundness of other financial institutions with which we interact.
- Political instability in the United States or Mexico.
- Technological changes or system failures or breaches of our network security, as well as other cyber security risks, could subject us to increased operating costs, litigation and other liabilities.
- Acts of war or terrorism.
- Natural disasters or other adverse external events such as pandemics or epidemics.
- Reduced earnings resulting from the write down of the carrying value of securities held in our securities available-for-sale portfolios.
- The effect of changes in accounting policies and practices by the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standards setters.
- The costs and effects of regulatory developments or regulatory or other governmental inquiries and the results of regulatory examinations or reviews and obtaining regulatory approvals.
- The effect of final rules amending Regulation E that prohibit financial institutions from charging consumer fees for paying overdrafts on ATM and one-time debit card transactions, as well as the effect of any other regulatory or legal developments that limit overdraft services.
- The reduction of income and possible increase in required capital levels related to the adoption of legislation, including and the implementing rules and regulations, including those that establish debit card interchange fee standards and prohibit network exclusivity arrangements and routing restrictions.
- The increase in required capital levels related to the implementation of capital and liquidity rules of the federal banking agencies that address or are impacted by the Basel III capital and liquidity standards.
- The enhanced due diligence burden imposed on banks related to the banks' inability to rely on credit ratings under Dodd-Frank.
- Our failure or circumvention of our internal controls and risk management, policies and procedures.

Forward-looking statements speak only as of the date on which such statements are made. It is not possible to foresee or identify all such factors. We make no commitment to update any forward-looking statement, or to disclose any facts, events or circumstances after the date hereof that may affect the accuracy of any forward-looking statement, unless required by law.

Overview

We are headquartered in Laredo, Texas, with 167 facilities and 257 ATMs, providing banking services for commercial, consumer and international customers of north, south, central and southeast Texas and the State of Oklahoma. We are one of the largest independent commercial bank holding companies headquartered in Texas. We, through our Subsidiary Banks, are in the business of gathering funds from various sources and investing those funds in order to earn a return. We, either directly or through a Subsidiary Bank, own one insurance agency, a liquidating subsidiary, a fifty percent interest in an investment banking unit that owns a broker/dealer, a controlling interest in four merchant banking entities, and a majority ownership in a real-estate development partnership. Our primary earnings come from the spread between the interest earned on interest-bearing assets and the interest paid on interest-bearing liabilities. In addition, we generate income from fees on products offered to commercial, consumer and international customers. The sales team of each of our Subsidiary Banks aims to match the right mix of products and services to each customer to best serve the customer's needs. That process entails spending time with customers to assess those needs and servicing the sales arising from those discussions on a long-term basis. Our Subsidiary Banks have various compensation plans, including incentive-based compensation, for fairly compensating employees. Our Subsidiary Banks also have a robust process in place to review sales that support the incentive-based compensation plan to monitor the quality of the sales and identify any significant irregularities, a process that has been in place for many years.

One of our primary goals is to grow net interest income and non-interest income while adequately managing credit risk, interest rate risk and expenses. Effective management of capital is one of our critical objectives. A key measure of the performance of a banking institution is the return on average common equity ("ROE"). Our ROE for the year ended December 31, 2022 was 12.52% as compared to 11.28% for the year ended December 31, 2021.

We are highly active in facilitating trade along the United States border with Mexico. We do a large amount of business with customers domiciled in Mexico and deposits from persons and entities domiciled in Mexico comprise a large and stable portion of the deposit base of our Subsidiary Banks. We also serve the growing Hispanic population through our facilities located throughout north, south, central and southeast Texas and the State of Oklahoma.

Expense control is an essential element of our long-term profitability. It has been a constant focus of ours for many years and is especially critical during periods of economic uncertainty. As a result, we have achieved a decrease of approximately 12.7% or $39.3 million, before tax, in non-interest expense over the three-year period ended December 31, 2022, primarily driven by decreases in our employee compensation and benefit plan expenses, professional fees and other general operating expenses with the ultimate goal of ensuring that we align our workforce and operating expenses with our revenue streams.

Future economic conditions remain uncertain and the impact of those conditions on our business also remains uncertain. Our business depends on the willingness and ability of our customers to conduct banking and other financial transactions. Our revenue streams including service charges on deposits and banking and non-banking service charges and fees (ATM and interchange income) have been impacted and may continue to be impacted in the future if economic conditions do not improve. Expense control has been a long-time focus and essential element to our long-term profitability. We have kept that focus in mind as we continue to look at operations and create efficiencies and institute cost-control protocols at all levels. We will continue to monitor our efficiency ratio, a measure of non-interest expense to net interest income plus non-interest income and our overhead burden ratio, a ratio of our operating expenses against total assets, closely. We use these measures in determining if we are accomplishing our long-term goals of controlling our costs in order to provide superior returns to our shareholders.

Results of Operations

Summary

Consolidated Statements of Condition Information

	December 31, 2022	December 31, 2021	Percent Increase (Decrease)
	(Dollars in Thousands)		
Assets	$ 15,501,476	$ 16,046,236	(3.4)%
Net loans	7,304,631	7,098,777	2.9
Deposits	12,660,007	12,617,877	0.3
Securities sold under repurchase agreements	431,191	439,672	(1.9)
Other borrowed funds	10,944	436,138	(97.5)
Junior subordinated deferrable interest debentures	134,642	134,642	—
Shareholders' equity	2,044,759	2,308,481	(11.4)

Consolidated Statements of Income Information

	Year Ended December 31, 2022	Year Ended December 31, 2021	Percent Increase (Decrease) 2022 vs. 2021	Year Ended December 31, 2020	Percent Increase (Decrease) 2021 vs. 2020
	(Dollars in Thousands, Except Per Share Amounts)				
Interest income	$ 525,781	$ 398,103	32.1 %	$ 427,008	(6.8)%
Interest expense	38,156	26,831	42.2	39,119	(31.4)
Net interest income	487,625	371,272	31.3	387,889	(4.3)
Provision for probable loan losses	21,651	7,955	172.2	45,379	(82.5)
Non-interest income	187,134	222,326	(15.8)	150,579	47.6
Non-interest expense	270,469	263,316	2.7	281,331	(6.4)
Net income	300,232	253,922	18.2	167,319	51.8
Per common share:					
Basic	$ 4.79	$ 4.01	19.5 %	$ 2.63	52.5 %
Diluted	4.78	4.00	19.5	2.62	52.7

Net Income

Net income for the year ended December 31, 2022 increased by 18.2% compared to the same period of 2021. Net income was positively impacted by an increase in net interest income and is primarily attributable to an increase in the size of our investment portfolio, the interest earned on funds held at the Federal Reserve Bank, and an increase in loan interest income, of which the latter two have increased in line with Federal Reserve Board actions to raise interest rates in 2022. The increase in those revenue streams coupled with the cost control initiatives to streamline operations and increase efficiency in recent years have been the primary drivers in achieving these results. Non-interest income for the year ended December 31, 2022 was also positively impacted by gains on the sale of some properties from our branch network as we continue to monitor and evaluate our retail branch footprint and align the footprint with customer activity. Net income for the year ended December 31, 2021 increased by 51.8% compared to the same period of 2020. Net income for 2021 was positively impacted by the sale of an equity interest in a merchant banking investment held by one of our non-bank subsidiaries totaling $42.8 million, net of tax, in the second quarter of 2021. Net income for 2021 was also positively impacted by a decrease in the provision for credit losses compared to the same period of 2020. We adopted the provisions of Accounting Standards Update No. 2016-13, "Financial Instruments – Credit Losses: ("ASU 2016-13") on January 1, 2020, resulting in a transition from the long-standing incurred loss model to an expected credit loss model, which recognizes credit losses over the life of a financial asset. Expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The impact of the adoption resulted in a one-time charge to capital of $8.3 million, net of tax. The credit loss expense charged to operations increased throughout 2020 as a result of increases in the allowance for credit losses ("ACL") due to deteriorating economic conditions as a result of COVID-19 and the impact of those conditions on certain segments of our loan portfolio. Economic conditions during 2021 stabilized or improved in certain segments.

Net Interest Income

Net interest income is the spread between income on interest-earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, such as deposits, repurchase agreements and funds borrowed. Net interest income is our largest source of revenue. Net interest income is affected by both changes in the level of interest rates and changes in the amount and composition of interest-earning assets and interest-bearing liabilities. Tax-exempt yields have not been adjusted to a tax-equivalent basis.

	For the years ended December 31,		
	2022 Average Rate/Cost	2021 Average Rate/Cost	2020 Average Rate/Cost
Assets			
Interest earning assets:			
Loan, net of unearned discounts:			
Domestic.	5.69 %	4.85 %	5.12 %
Foreign	3.49	3.31	3.73
Investment securities:			
Taxable	1.66	0.95	1.43
Tax-exempt	3.60	3.38	3.61
Other	1.63	0.13	0.12
Total interest-earning assets	3.62 %	2.94 %	3.72 %
Liabilities			
Interest bearing liabilities:			
Savings and interest-bearing demand deposits.	0.27 %	0.10 %	0.18 %
Time deposits:			
Domestic.	0.64	0.71	1.06
Foreign	0.40	0.37	0.81
Securities sold under repurchase agreements	0.52	0.15	0.28
Other borrowings	1.75	1.75	1.60
Junior subordinated deferrable interest debentures	3.74	2.07	2.85
Total interest-bearing liabilities	0.49 %	0.36 %	0.59 %

The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net income and net interest margin. The yield on average interest-earning assets increased 23.1% from 2.94% in 2021 to 3.62% in 2022, and the rates paid on average interest-bearing liabilities increased 36.1% from 0.36% in 2021 to 0.49% in 2022. The yield on average interest-earning assets decreased 21.0% from 3.72% in 2020 to 2.94% in 2021, and the rates paid on average interest-bearing liabilities decreased 39.0% from .59% in 2020 to .36% in 2021.

The following table analyzes the changes in net interest income during 2022, 2021 and 2020 and the relative effect of changes in interest rates and volumes for each major classification of interest-earning assets and interest-bearing liabilities. Non-accrual loans have been included in assets for the purpose of this analysis, which reduces the resulting yields:

	2022 compared to 2021 Net increase (decrease) due to			2021 compared to 2020 Net increase (decrease) due to		
	Volume[1]	Rate[1]	Total	Volume[1]	Rate[1]	Total
	(Dollars in Thousands)			(Dollars in Thousands)		
Interest earned on:						
Loans, net of unearned discounts:						
Domestic	$ (16,540)	58,771	$ 42,231	$ 1,459	$ (19,237)	$ (17,778)
Foreign	488	243	731	(64)	(522)	(586)
Investment securities:						
Taxable	8,385	32,272	40,657	5,909	(17,673)	(11,764)
Tax-exempt	903	155	1,058	(850)	(101)	(951)
Other	479	42,522	43,001	1,971	203	2,174
Total interest income	$ (6,285)	$ 133,963	$ 127,678	$ 8,425	$ (37,330)	$ (28,905)
Interest incurred on:						
Savings and interest-bearing demand deposits	$ 353	8,223	$ 8,576	$ 1,367	$ (3,615)	$ (2,248)
Time deposits:						
Domestic	(404)	(677)	(1,081)	784	(3,756)	(2,972)
Foreign	205	378	583	121	(4,724)	(4,603)
Securities sold under repurchase agreements	98	1,776	1,874	210	(515)	(305)
Other borrowings	(865)	(8)	(873)	(1,780)	661	(1,119)
Junior subordinated deferrable interest debentures	—	2,246	2,246	—	(1,041)	(1,041)
Total interest expense	$ (613)	$ 11,938	$ 11,325	$ 702	$ (12,990)	$ (12,288)
Net interest income	$ (5,672)	$ 122,025	$ 116,353	$ 7,723	$ (24,340)	$ (16,617)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

The increase in net interest income for the year ended December 31, 2022 can be primarily attributable to an increase in the size of our investment portfolio, the interest earned on funds held at the Federal Reserve Bank, and an increase in loan interest income, of which the latter two have increased in line with Federal Reserve Board actions to raise interest rates in 2022. The overall size of our loan portfolio has decreased due to slow loan demand, thus reducing the benefit of the rate changes to only the floating rate loans in our portfolio. As part of our strategy to manage interest rate risk, we strive to manage both assets and liabilities so that interest sensitivities match. One method of calculating interest rate sensitivity is through gap analysis. A gap is the difference between the amount of interest rate sensitive assets and interest rate sensitive liabilities that re-price or mature in a given time period. Positive gaps occur when interest rate sensitive assets exceed interest rate sensitive liabilities, and negative gaps occur when interest rate sensitive liabilities exceed interest rate sensitive assets. A positive gap position in a period of rising interest rates should have a positive effect on net interest income as assets will re-price faster than liabilities. Conversely, net interest income should contract somewhat in a period of falling interest rates. Our management can quickly change our interest rate position at any given point in time as market conditions dictate. Additionally, interest rate changes do not affect all categories of assets and liabilities equally or at the same time. Analytical techniques we employ to supplement gap analysis include simulation analysis to quantify interest rate risk exposure. The gap analysis prepared by management is reviewed by our Investment Committee at least twice a year. The Investment Committee is comprised of certain members of the board of directors and senior managers of the various Subsidiary Banks. Management currently believes that we are properly positioned for interest rate changes; however, if management determines at any time that we are not properly positioned, we will strive to adjust the interest rate sensitive assets and liabilities in order to manage the effect of interest rate changes.

Allowance for Credit Losses

The ACL increased 14.1% to $125,972,000 at December 31, 2022 from $110,374,000 at December 31, 2021. The provision for credit losses charged to expense increased $13,696,000 to $21,651,000 for the year ended December 31, 2022 from $7,955,000 for the same period in 2021.

The following table summarizes loan balances at the end of each year and average loans outstanding during the year and the following ratios: nonaccrual loans to total loans, nonaccrual loans to the ACL, charge-offs to average loans, by loan type, and total charge-off to average total loans:

	2022	2021	2020
	(Dollars in Thousands)		
Allowance for credit losses to total loans outstanding	1.70 %	1.53 %	1.47 %
Allowance for credit losses	$ 125,972	$ 110,374	$ 109,059
Loans, net of unearned discounts	$ 7,430,603	$ 7,209,151	$ 7,415,464
Nonaccrual loans to total loans outstanding	0.70 %	0.03 %	0.27 %
Nonaccrual loans	$ 51,648	$ 1,921	$ 19,822
Loans, net of unearned discounts	$ 7,430,603	$ 7,209,151	$ 7,415,464
Allowance for credit losses to nonaccrual loans...................	243.90 %	5,745.65 %	550.19 %
Allowance for credit losses	$ 125,972	$ 110,374	$ 109,059
Nonaccrual loans	$ 51,648	$ 1,921	$ 19,822
Net charge-offs during the period to average loans outstanding:			
Commercial	0.61 %	0.48 %	0.53 %
Net charge-offs during the period	$ 9,050	$ 8,083	$ 8,936
Average amount outstanding	$ 1,472,338	$ 1,669,233	$ 1,680,502
Commercial real estate: other construction and land development	— %	— %	— %
Net charge-offs during the period	$ 2	$ 2	$ 19
Average amount outstanding	$ 1,802,210	$ 1,700,220	$ 2,186,779
Commercial real estate: farmland and commercial	— %	0.01 %	— %
Net charge-offs during the period	$ 16	$ 364	$ 55
Average amount outstanding	$ 2,541,380	$ 2,573,151	$ 2,010,666
Commercial real estate: multifamily............................	— %	— %	— %
Net charge-offs during the period	$ —	$ —	$ —
Average amount outstanding	$ 252,685	$ 401,551	$ 277,416
Residential: first lien	0.04 %	0.09 %	0.04 %
Net charge-offs during the period	$ 160	$ 373	$ 160
Average amount outstanding	$ 448,816	$ 433,262	$ 433,586
Residential: junior lien......................................	0.01 %	— %	0.02 %
Net charge-offs during the period	$ 28	$ 25	$ 124
Average amount outstanding	$ 420,062	$ 501,451	$ 658,723
Consumer...	0.55 %	0.44 %	0.66 %
Net charge-offs during the period	$ 223	$ 176	$ 280
Average amount outstanding	$ 40,399	$ 39,890	$ 42,558
Foreign..	— %	— %	— %
Net charge-offs during the period	$ —	$ 1	$ —
Average amount outstanding	$ 138,262	$ 123,524	$ 125,234
Total loans	0.13 %	0.12 %	0.13 %
Net charge-offs during the period	$ 9,479	$ 9,024	$ 9,574
Average amount outstanding	$ 7,116,152	$ 7,442,282	$ 7,415,464

(1) The average balances for purposes of the above table are calculated on the basis of daily balances.

The ACL has been allocated based on the amount management has deemed to be reasonably necessary to provide for the credit losses incurred within the following categories of loans at the dates indicated and the percentage of loans to total loans in each category:

	At December 31,					
	2022		2021		2020	
	Allowance	Percent of total	Allowance	Percent of total	Allowance	Percent of total
	(Dollars in Thousands)					
Commercial	$ 26,728	20.2 %	$ 23,178	20.8 %	$ 21,908	23.7 %
Commercial real estate: other construction and land development.	44,684	26.7	35,390	23.1	37,612	24.5
Commercial real estate: farmland & commercial.	36,474	34.6	35,654	37.6	30,000	30.4
Commercial real estate: multifamily.	3,794	4.1	3,291	4.0	5,051	5.8
Residential : first lien.	4,759	5.7	4,073	5.6	3,874	5.4
Residential: junior lien.	8,284	5.9	7,754	6.4	9,570	7.9
Consumer	281	0.6	272	0.6	291	0.5
Foreign	968	2.2	762	1.9	753	1.8
	$ 125,972	100.0 %	$ 110,374	100.0 %	$ 109,059	100.0 %

The ACL primarily consists of the aggregate ACL's of the Subsidiary Banks. The ACL's are established through charges to operations in the form of provisions for credit losses.

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial, financial and agricultural or real estate loans are generally considered by management to represent a loss, in whole or part, (i) when an exposure beyond any collateral coverage is apparent, (ii) when no further collection of the portion of the loan so exposed is anticipated based on actual results, (iii) when the credit enhancements, if any, are not adequate, and (iv) when the borrower's financial condition would so indicate. Generally, unsecured consumer loans are charged-off when 90 days past due.

The ACL is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate of credit losses within the existing portfolio of loans based on our internal ACL calculation. While our management considers that it is generally able to identify borrowers with financial problems reasonably early and to monitor credit extended to such borrowers carefully, there is no precise method of predicting credit losses. The determination that a loan is likely to be uncollectible and that it should be wholly or partially charged-off as a loss is an exercise of judgment. Similarly, the determination of the adequacy of the ACL can be made only on a subjective basis. Our management believes that the ACL at December 31, 2022 was adequate to absorb expected losses from loans and other financial instruments in the portfolio at that date. See Critical Accounting Policies on page 19.

Non-Interest Income

	Year Ended December 31, 2022	Year Ended December 31, 2021	Percent Increase (Decrease) 2022 vs. 2021	Year Ended December 31, 2020	Percent Increase (Decrease) 2021 vs. 2020
	(Dollars in Thousands)				
Service charges on deposit accounts	$ 72,781	$ 66,205	9.9 %	$ 61,983	6.8 %
Other service charges, commissions and fees					
Banking.................................	55,253	54,280	1.8	48,986	10.8
Non-banking............................	8,568	8,007	7.0	7,822	2.4
Investment securities transactions, net.	—	(16)	(100.0)	(5)	220.0
Other investments, net.	17,538	68,807	(74.5)	4,920	1,298.5
Other income	32,994	25,043	31.7	26,873	(6.8)
Total non-interest income	$ 187,134	$ 222,326	(15.8)%	$ 150,579	47.6 %

Total non-interest income for the year ended December 31, 2022 decreased by 15.8% compared to 2021. Non-interest income was positively impacted due to an increase in service charges on deposit accounts as customer activity continues to increase from previously depressed levels resulting from the COVID-19 pandemic. Other income was positively impacted by gains on the sale of some properties from our branch network as we continue to monitor and evaluate our retail branch footprint and align the footprint with customer activity. The decrease in other investment income for the year ended December 31, 2022 compared to the same period of 2021 is primarily attributable to the sale of an equity interest in a merchant banking investment held by one of our non-bank subsidiaries in the second quarter of 2021. Total non-interest income for the year ended December 31, 2021 increased by 47.6% compared to the same period of 2020. Income from service charges on deposits increased for the year ended December 31, 2021 compared to the same period of 2020 due to an increase in customer activity as a result of the current economic environment and a decrease in the impact of the COVID-19 pandemic on day-to day activities. Non-interest income from other investments for the year ended December 31, 2021 was positively impacted by the sale of an equity interest in a merchant banking investment held by one of our non-bank subsidiaries.

Non-Interest Expense

	Year Ended December 31, 2022	Year Ended December 31, 2021	Percent Increase (Decrease) 2022 vs. 2021	Year Ended December 31, 2020	Percent Increase (Decrease) 2021 vs. 2020
	(Dollars in Thousands)				
Employee compensation and benefits	$ 127,722	$ 123,480	3.4 %	$ 130,039	(5.0)%
Occupancy	25,654	26,176	(2.0)	24,909	5.1
Depreciation of bank premises and equipment	21,821	25,028	(12.8)	28,318	(11.6)
Professional fees	11,292	7,890	43.1	12,546	(37.1)
Deposit insurance assessments.................	6,987	4,389	59.2	1,870	134.7
Net expense, other real estate owned............	122	5,073	(97.6)	9,808	(48.3)
Advertising	4,588	4,037	13.6	4,284	(5.8)
Software and software maintenance.............	15,271	17,794	(14.2)	19,238	(7.5)
Other......................................	57,012	49,449	53.4	50,319	(1.7)
Total non-interest expense..................	$ 270,469	$ 263,316	2.7 %	$ 281,331	(6.4)%

Non-interest expense for the year ended December 31, 2022 increased by 2.7% compared to the same period of 2021. The increase is primarily attributable to an increase in our employee compensation and benefits costs as we continue to review and adjust our compensation and benefits programs to recognize performance and retain our workforce. We continue to monitor and manage our controllable non-interest expenses through a variety of measures with the ultimate goal of ensuring we align non-interest expenses with our operations and revenue streams. The expense reductions occurred because management acted quickly and precisely at the onset of the pandemic to mitigate the impact of reduced interest rates and business activities and have remained in place over the last two years. Although certain controllable expenses have increased, the overall strategy of controlling expenses remains in place. Non-interest expense for the year ended December 31, 2021 decreased by 6.4% compared to the same period of 2020. The decrease is primarily due to our continued employee compensation and benefits expense reductions and is primarily being driven by efforts to right-size and closely manage our workforce commensurate with decreased activities in our branches while ensuring that we are able to continue to serve our customers.

Effects of Inflation

The principal component of earnings is net interest income, which is affected by changes in the level of interest rates. Changes in rates of inflation affect interest rates. It is difficult to precisely measure the impact of inflation on net interest income because it is not possible to accurately differentiate between increases in net interest income resulting from inflation and increases resulting from increased business activity. Inflation also raises costs of operations, primarily those of employment and services.

Financial Condition

Investment Securities

The following tables set forth the average yield, by contractual maturities of debt investment securities, at December 31, 2022, except for the totals, which reflect the weighted average yields. Actual maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Available for Sale Maturing			
	Within one year	After one but within five years	After five but within ten years	After ten years
	Adjusted Yield	Adjusted Yield	Adjusted Yield	Adjusted Yield
	(Dollars in Thousands)			
U.S. Treasury Securities	1.31 %	— %	— %	— %
Residential mortgage-backed securities	2.06	2.79	2.34	2.23
Obligations of states and political subdivisions	—	—	—	4.13
Total	1.35 %	2.79 %	2.34 %	2.29 %

	Held to Maturity Maturing			
	Within one year	After one but within five years	After five but within ten years	After ten years
	Adjusted Yield	Adjusted Yield	Adjusted Yield	Adjusted Yield
	(Dollars in Thousands)			
Other securities	1.65 %	0.62 %	— %	— %
Total	1.65 %	0.62 %	— %	— %

Residential mortgage-backed securities are securities primarily issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal National Mortgage Association ("Fannie Mae"), and the Government National Mortgage Association ("Ginnie Mae"). Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. government. Investments in residential mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the federal government in 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae or Freddie Mac are rated consistently as AAA rated securities.

Loans

The following table shows the amounts of loans outstanding as of December 31, 2022, which based on remaining scheduled repayments of principal are due in the years indicated. Also, the amounts due after one year are classified according to the sensitivity to changes in interest rates:

| | Maturing | | | | |
	Within one year	After one but within five years	After five but within fifteen years	After fifteen years	Total
	(Dollars in Thousands)				
Commercial	$ 613,000	$ 637,945	$ 247,416	$ 393	$ 1,498,754
Commercial real estate: other construction & land development	678,842	1,210,240	100,307	280	1,989,669
Commercial real estate: farmland & commercial	634,481	1,721,371	212,154	112	2,568,118
Commercial real estate: multifamily	147,633	153,329	4,564	975	306,501
Residential: first lien	26,500	110,053	60,799	228,372	425,724
Residential: junior lien	6,200	27,589	321,410	85,071	440,270
Consumer	28,385	12,937	233	37	41,592
Foreign	85,816	48,343	7,839	17,977	159,975
Total	$ 2,220,857	$ 3,921,807	$ 954,722	$ 333,217	$ 7,430,603

| | Interest sensitivity | |
	Fixed Rate	Variable Rate
	(Dollars in Thousands)	
Amount due after one year:		
Commercial	$ 194,052	$ 691,702
Commercial real estate: other construction & land development	29,476	1,281,351
Commercial real estate: farmland & commercial	41,754	1,891,883
Commercial real estate: multifamily	2,032	156,836
Residential: first lien	232,545	166,679
Residential: junior lien	411,293	22,777
Consumer	13,207	—
Foreign	21,424	52,735
Total	$ 945,783	$ 4,263,963

International Operations

On December 31, 2022, we had $159,975,000 (1.0% of total assets) in loans outstanding to borrowers domiciled in foreign countries, which included primarily borrowers domiciled in Mexico. The loan policies of our Subsidiary Banks generally require that loans to borrowers domiciled in foreign countries be primarily secured by assets located in the United

States or have credit enhancements in the form of guarantees from significant United States corporations. The composition of such loans as of December 31, 2022 and 2021 is presented below.

	For the year ended December 31,	
	2022	2021
	Amount of Loans	Amount of Loans
	(Dollars in Thousands)	
Secured by certificates of deposit in United States banks	$ 90,887	$ 85,532
Secured by United States real estate	36,048	29,436
Secured by other United States collateral (securities, gold, silver, etc.)	6,125	5,676
Unsecured	21,108	10,224
Other (principally Mexico real estate)	5,807	3,929
	$ 159,975	$ 134,797

Deposits

The following table illustrates the average amounts of deposits for the twelve months ended December 31, 2022 and December 31, 2021. Included in the table is our estimate of the amount of total uninsured deposits as of December 31, 2022 and December 31, 2021.

	2022 Average Balance	2021 Average Balance
	(Dollars in Thousands)	
Deposits:		
Demand—non-interest bearing		
Domestic	$ 4,831,516	$ 4,370,929
Foreign	1,141,946	984,175
Total demand non-interest bearing	5,973,462	5,355,104
Savings and interest-bearing demand		
Domestic	3,510,099	3,315,831
Foreign	1,156,949	981,730
Total savings and interest-bearing demand	4,667,048	4,297,561
Time certificates of deposit		
Domestic	1,020,388	1,077,371
Foreign	1,139,209	1,083,866
Total time, certificates of deposit	2,159,597	2,161,237
Total deposits	$ 12,800,107	$ 11,813,902
Uninsured Deposits:	$ 4,718,606	$ 4,904,469

Scheduled maturities of time deposits in amounts of $250,000 or more at December 31, 2022 and an estimate of uninsured time deposits, were as follows (Dollars in Thousands):

Due within 3 months or less	$ 432,478
Due after 3 months and within 6 months...	208,930
Due after 6 months and within 12 months..	262,882
Due after 12 months	62,666
	$ 966,956
Portion of time deposits that are uninsured	$ 585,456

We offer a variety of deposit accounts having a wide range of interest rates and terms. We rely primarily on our high-quality customer service, sales programs, customer referrals and advertising to attract and retain these deposits.

Deposits provide the primary source of funding for our lending and investment activities, and the interest paid for deposits must be managed carefully to control the level of interest expense. Deposits at December 31, 2022 were $12,660,007,000, an increase of .3% from $12,617,877,000 at December 31, 2021.

Other Borrowed Funds

Other borrowed funds include FHLB borrowings which are long-term borrowings issued by the FHLB of Dallas and the FHLB of Topeka at the market price offered at the time of funding. These borrowings are secured by residential mortgage-backed investment securities and a portion of our loan portfolio. At December 31, 2022, other borrowed funds totaled $10,944,000, a decrease of 97.5% from $436,138,000 at December 31, 2021. Other borrowed funds included non-amortizing callable advances with the FHLB of Dallas. The non-amortizing callable advances were called in the fourth quarter of 2022.

Return on Equity and Assets

Certain key ratios for the years ended December 31, 2022, 2021 and 2020 follow [1]:

	Years ended December 31,		
	2022	**2021**	**2020**
Percentage of net income to:			
Average shareholders' equity	12.52 %	11.28 %	7.86 %
Average total assets	1.83	1.68	1.27
Percentage of average shareholders' equity to average total assets....	14.63	14.88	16.20
Percentage of cash dividends per share to net income per share	24.84	28.70	41.60

[1] The average balances for purposes of the above table are calculated on the basis of daily balances.

Liquidity and Capital Resources

Liquidity

The maintenance of adequate liquidity provides our Subsidiary Banks with the ability to meet potential depositor withdrawals, provide for customer credit needs, maintain adequate statutory reserve levels and take full advantage of high-yield investment opportunities as they arise. Liquidity is afforded by access to financial markets and by holding appropriate amounts of liquid assets. Our Subsidiary Banks derive their liquidity largely from deposits of individuals and business entities. Other important funding sources for our Subsidiary Banks during 2022 and 2021 were borrowings from the FHLB, securities sold under repurchase agreements and large certificates of deposit, requiring management to closely monitor its asset/liability mix in terms of both rate sensitivity and maturity distribution. Our Subsidiary Banks have had a long-standing relationship with the FHLB and keep open, unused, lines of credit in order to fund liquidity needs. In the event that the FHLB indebtedness is not renewed, the repayment of the outstanding indebtedness would more than likely be repaid through proceeds generated from the sales of unpledged available-for-sale securities. We maintain a sizable, high quality investment portfolio to provide significant liquidity. These securities can be sold or sold under agreements to repurchase, to provide immediate liquidity. As in the past, we will continue to monitor the volatility and cost of funds in an attempt to match maturities of rate-sensitive assets and liabilities and respond accordingly to anticipated fluctuations in interest rates over reasonable periods of time.

Asset/Liability Management

Our funds management policy has as its primary focus the measurement and management of the Subsidiary Banks' earnings at risk in the face of rising or falling interest rate forecasts. The earliest and most simplistic concept of earnings at risk measurement is the gap report, which is used to generate a rough estimate of the vulnerability of net interest income to changes in market rates as implied by the relative re-pricings of assets and liabilities. The gap report calculates the difference between the amounts of assets and liabilities re-pricing across a series of intervals in time, with emphasis typically placed on the one-year period. This difference, or gap, is usually expressed as a percentage of total assets.

If an excess of liabilities over assets matures or re-prices within the one-year period, the statement of condition is said to be negatively gapped. This condition is sometimes interpreted to suggest that an institution is liability-sensitive, indicating that earnings would suffer from rising rates and benefit from falling rates. If a surplus of assets over liabilities occurs in the one-year time frame, the statement of condition is said to be positively gapped, suggesting a condition of asset sensitivity in which earnings would benefit from rising rates and suffer from falling rates.

The gap report thus consists of an inventory of dollar amounts of assets and liabilities that have the potential to mature or re-price within a particular period. The flaw in drawing conclusions about interest rate risk from the gap report is that it takes no account of the probability that potential maturities or re-pricings of interest-rate-sensitive accounts will occur, or at what relative magnitudes. Because simplicity, rather than utility, is the only virtue of gap analysis, financial institutions increasingly have either abandoned gap analysis or accorded it a distinctly secondary role in managing their interest-rate risk exposure.

The net interest rate sensitivity at December 31, 2022, is illustrated in the following table. This information reflects the balances of assets and liabilities whose rates are subject to change. As indicated in the table below, we are asset sensitive through all of the time periods illustrated. The table shows the sensitivity of the statement of condition at one point in time and is not necessarily indicative of the position at future dates.

INTEREST RATE SENSITIVITY
(Dollars in Thousands)

December 31, 2022	Rate/Maturity				
	3 Months or Less	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	(Dollars in Thousands)				
Rate sensitive assets					
Investment securities..................	$ 221,770	$ 717,461	$ 3,328,172	$ 159,151	$ 4,426,554
Loans, net of non-accruals	6,166,241	254,582	143,978	814,154	7,378,955
Total earning assets..................	$ 6,388,011	$ 972,043	$ 3,472,150	$ 973,305	$ 11,805,509
Cumulative earning assets	$ 6,388,011	$ 7,360,054	$ 10,832,204	$ 11,805,509	
Rate sensitive liabilities					
Time deposits.......................	$ 947,200	$ 974,983	$ 145,994	$ 7	$ 2,068,184
Other interest-bearing deposits.........	4,745,768	—	—	—	4,745,768
Securities sold under repurchase agreements	419,703	11,488	—	—	431,191
Other borrowed funds	—	—	—	10,944	10,944
Junior subordinated deferrable interest debentures	134,642	—	—	—	134,642
Total interest-bearing liabilities	$ 6,247,313	$ 986,471	$ 145,994	$ 10,951	$ 7,390,729
Cumulative sensitive liabilities.........	$ 6,247,313	$ 7,233,784	$ 7,379,778	$ 7,390,729	
Repricing gap.......................	$ 140,698	$ (14,428)	$ 3,326,156	$ 962,354	$ 4,414,780
Cumulative repricing gap	140,698	126,270	3,452,426	4,414,780	
Ratio of interest-sensitive assets to liabilities	1.02	0.99	23.78	88.88	1.60
Ratio of cumulative, interest-sensitive assets to liabilities.................	1.02	1.02	1.47	1.60	

The detailed inventory of statement of condition items contained in gap reports is the starting point of income simulation analysis. Income simulation analysis also focuses on the variability of net interest income and net income, but without the limitations of gap analysis. In particular, the fundamental, but often unstated, assumption of the gap approach that every statement of condition item that can re-price will do so to the full extent of any movement in market interest rates is taken into consideration in income simulation analysis.

Accordingly, income simulation analysis captures not only the potential of assets and liabilities to mature or re-price, but also the probability that they will do so. Moreover, income simulation analysis focuses on the relative sensitivities of these balance sheet items and projects their behavior over an extended period of time in a motion picture rather than snapshot fashion. Finally, income simulation analysis permits management to assess the probable effects on balance sheet items not only of changes in market interest rates, but also of proposed strategies for responding to such changes. We and many other institutions rely primarily upon income simulation analysis in measuring and managing exposure to interest rate risk.

We have established guidelines for acceptable volatility of projected net interest income on the income simulation analysis and the guidelines are reviewed at least annually. As of December 31, 2022, in decreasing rate scenarios of -100, -200 and -300 basis points and in rising rate scenarios of +100, +200 and +300 basis points, the guidelines established by management require that the net interest income not vary by more than minus 20%, 25%, 30%, and 35%, respectively, for the first 12-month period projected. At December 31, 2022, the most recent income simulations show that a rate shift of -100, -200, -300, +100, +200, and +300 basis points in interest rates up will vary projected net interest income for the coming 12-month period by -5.11%, -19.15%, -31.19%, +11.6%, +23.35%, and +35.3%, respectively. The basis point shift in interest rates is a hypothetical rate scenario used to calibrate risk and does not necessarily represent management's current view of future market developments. We believe that we are properly positioned for a potential interest rate increase or decrease.

All the measurements of risk described above are made based upon our business mix and interest rate exposures at the particular point in time. The exposure changes continuously as a result of our ongoing business and our risk management initiatives. While management believes these measures provide a meaningful representation of our interest rate sensitivity, they do not necessarily take into account all business developments that have an effect on net income, such as changes in credit quality or the size and composition of the statement of condition.

Our principal sources of liquidity and funding dividends from subsidiaries and borrowed funds, with such funds being used to finance our cash flow requirements. We closely monitor the dividend restrictions and availability from our Subsidiary Banks as disclosed in Note 20 to the Consolidated Financial Statements. At December 31, 2022, the aggregate amount legally available to be distributed to us from our Subsidiary Banks as dividends was approximately $961,000,000, assuming that each Subsidiary Bank continues to be classified as "well-capitalized" under the applicable regulations in effect at December 31, 2022. The restricted capital (capital and surplus) of our Subsidiary Banks was approximately $1,299,530,000 as of December 31, 2022. The undivided profits of our Subsidiary Banks were approximately $1,469,147,000 as of December 31, 2022.

At December 31, 2022, we had outstanding $10,944,000 in other borrowed funds and $134,642,000 in junior subordinated deferrable interest debentures. In addition to borrowed funds and dividends, we have a number of other available alternatives to finance the growth of our Subsidiary Banks as well as future growth and expansion.

Capital

We maintain an adequate level of capital as a margin of safety for our depositors and shareholders. At December 31, 2022, shareholders' equity was $2,044,759,000 compared to $2,308,481,000 at December 31, 2021, a decrease of $263,722,000, or 11.4%. Shareholders' equity decreased primarily due to an increase in accumulated other comprehensive loss as a result of market interest conditions and the impact of those conditions on the value of our investment portfolio. The accumulated other comprehensive loss is not included in the calculation of regulatory capital ratios.

During 1990, the FRB adopted a minimum leverage ratio of 3% for the most highly rated bank holding companies and at least 4% to 5% for all other bank holding companies. Our leverage ratio (defined as shareholders' equity plus eligible trust preferred securities issued and outstanding less goodwill and certain other intangibles divided by average quarterly assets) was 14.59% at December 31, 2022 and 13.94% at December 31, 2021. The core deposit intangibles and goodwill of $282,532,000 as of December 31, 2022, are deducted from the sum of core capital elements when determining our capital ratios.

The FRB has adopted risk-based capital guidelines which assign risk weightings to assets and off-balance sheet items. The guidelines also define and set minimum capital requirements (risk-based capital ratios). Under the final 1992 rules, all banks are required to have Tier 1 capital of at least 4.0% of risk-weighted assets and total capital of 8.0% of risk-weighted assets. Tier 1 capital consists principally of shareholders' equity plus trust preferred securities issued and outstanding less goodwill and certain other intangibles, while total capital consists of Tier 1 capital, certain debt instruments and a portion of the reserve for loan losses. In order to be deemed well-capitalized pursuant to the regulations, an institution must have a total risk-weighted capital ratio of 10%, a Tier 1 risk-weighted ratio of 8% and a Tier 1 leverage ratio of 5%. We had risk-weighted Tier 1 capital ratios of 21.04% and 21.59% and risk weighted total capital ratios of 22.22% and 22.73% as of December 31, 2022 and 2021, respectively, which are well above the minimum regulatory requirements and exceed the well-capitalized ratios (see Note 19 to Notes to Consolidated Financial Statements).

In July 2013, the Federal Deposit Insurance Corporation ("FDIC") and other regulatory bodies established a new, comprehensive capital framework for U.S. banking organizations, consisting of minimum requirements that increase both the quantity and quality of capital held by banking organizations. The final rules are a result of the implementation of the BASEL III capital reforms and various Dodd-Frank related capital provisions. Consistent with the Basel international framework, the rules include a minimum ratio of Common Equity Tier 1 ("CET1") to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of 2.5% of risk-weighted assets. The capital conservation buffer began phasing-in on January 1, 2016 at .625% and increased each year until January 1, 2019, when we were required to have a 2.5% capital conservation buffer, effectively resulting in a minimum ratio of CET1 capital to risk-weighted assets of at least 7% upon full implementation. The rules also raised the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. Regarding the quality of capital, the rules emphasize CET1 capital and implements strict eligibility criteria for regulatory capital instruments. The rules also improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. The rules were subject to a four-year phase in period for mandatory compliance and we were required to begin to phase in the rules beginning on January 1, 2015. We believe that as of December 31, 2022, we meet all fully phased-in capital adequacy requirements.

On November 21, 2017, the OCC, the Federal Reserve and the FDIC finalized a proposed rule that extends the current treatment under the regulatory capital rules for certain regulatory capital deductions and risk weights and certain minority interest requirements, as they apply to banking organizations that are not subject to the advanced approaches capital rules. Effective January 1, 2018, the rule also pauses the full transition to the Basel III treatment of mortgage servicing assets, certain deferred tax assets, investments in the capital of unconsolidated financial institutions and minority interests. The agencies are also considering whether to make adjustments to the capital rules in response to CECL (the FASB Standard relating to current expected credit loss) and its potential impact on regulatory capital.

On December 7, 2017, the Basel Committee on Banking Supervision unveiled the latest round of its regulatory capital framework, commonly called "Basel IV." The framework makes changes to the capital framework first introduced as "Basel III" in 2010. The committee targeted 2022-2027 as the timeframe for implementation by regulators in individual countries, including the U.S. federal bank regulatory agencies (after notice and comment).

Junior Subordinated Deferrable Interest Debentures

We have formed five statutory business trusts under the laws of the State of Delaware, for the purpose of issuing trust preferred securities. These statutory business trusts (the "Trusts") have each issued Capital and Common Securities and invested the proceeds thereof in an equivalent amount of junior subordinated debentures (the "Debentures") that we issued. As of December 31, 2022 and December 31, 2021, the principal amount of debentures outstanding totaled $134,642,000.

The Debentures are subordinated and junior in right of payment to all of our present and future senior indebtedness (as defined in the respective indentures) and are *pari passu* with one another. The interest rate payable on, and the payment terms of the Debentures are the same as the distribution rate and payment terms of the respective issues of Capital and Common Securities issued by the Trusts. We have fully and unconditionally guaranteed the obligations of each of the Trusts with respect to the Capital and Common Securities. We have the right, unless an Event of Default (as defined in the Indentures) has occurred and is continuing, to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods on Trusts VIII, IX, X, XI and XII. If interest payments on any of the Debentures are deferred, distributions on both the Capital and Common Securities related to that Debenture would also be deferred. The redemption prior to maturity of any of the Debentures may require the prior approval of the Federal Reserve and/or other regulatory bodies.

For financial reporting purposes, the Trusts are treated as investments and not consolidated in the consolidated financial statements. Although the Capital Securities issued by each of the Trusts are not included as a component of shareholders' equity on the consolidated statement of condition, the Capital Securities are treated as capital for regulatory purposes. Specifically, under applicable regulatory guidelines, the Capital Securities issued by the Trusts qualify as Tier 1 capital up to a maximum of 25% of Tier 1 capital on an aggregate basis. Any amount that exceeds the 25% threshold would qualify as Tier 2 capital. At December 31, 2022 and December 31, 2021, the total $134,642,000 of the Capital Securities outstanding qualified as Tier 1 capital.

The following table illustrates key information about each of the Debentures and their interest rates at December 31, 2022:

	Junior Subordinated Deferrable Interest Debentures	Repricing Frequency	Interest Rate	Interest Rate Index	Maturity Date	Optional Redemption Date(1)
	(Dollars in thousands)					
Trust VIII	25,774	Quarterly	7.13 %	LIBOR + 3.05	October 2033	October 2008
Trust IX	41,238	Quarterly	5.36 %	LIBOR + 1.62	October 2036	October 2011
Trust X	21,021	Quarterly	6.09 %	LIBOR + 1.65	February 2037	February 2012
Trust XI	25,990	Quarterly	5.36 %	LIBOR + 1.62	July 2037	July 2012
Trust XII	20,619	Quarterly	6.21 %	LIBOR + 1.45	September 2037	September 2012
	$ 134,642					

(1) The Capital Securities may be redeemed in whole or in part on any interest payment date after the Optional Redemption Date.

Critical Accounting Policies

We have established various accounting policies which govern the application of accounting principles in the preparation of our consolidated financial statements. The significant accounting policies are described in the Notes to the Consolidated Financial Statements. Certain accounting policies involve significant subjective judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies.

We consider our estimated ACL as a policy critical to the sound operations of our Subsidiary Banks. We adopted the provisions of Accounting Standards Update No. 2016-13 to ASC 326, "Financial Instruments – Credit Losses," on January 1, 2020. ASU 2016-13 replaces the long-standing incurred loss model with an expected credit loss model that recognizes credit losses over the life of a financial asset. Expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions and reasonable and supportable forecasts.

The estimation of the ACL is based on a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics. Loans that do not have similar risk characteristics are evaluated on an individual basis. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and containing sufficient loss history to provide meaningful results. Our segmentation starts at the general loan category with further sub-segmentation based on collateral types that may be of meaningful size and/or may contain sufficient differences in risk characteristics based on management's judgement that would warrant further segmentation. The general loan categories along with primary risk characteristics used in our calculation are as follows:

Commercial and industrial loans. This category includes loans extended to a diverse array of businesses for working capital or equipment purchases. These loans are mostly secured by the collateral pledged by the borrower that is directly related to the business activities of the company such as equipment, accounts receivable and inventory. The borrower's abilities to generate revenues from equipment purchases, collect accounts receivable, and to turn inventory into sales are risk factors in the repayment of the loan. A small portion of this loan category is related to loans secured by oil & gas production and loans secured by aircraft.

Construction and land development loans. This category includes the development of land from unimproved land to lot development for both residential and commercial use and vertical construction across residential and commercial real estate classes. These loans carry risk of repayment when projects incur cost overruns, have an increase in the price of construction materials, encounter zoning, entitlement and environmental issues, or encounter other factors that may affect the completion of a project on time and on budget. Additionally, repayment risk may be negatively impacted when the market experiences a deterioration in the value of real estate. Risks specifically related to 1-4 family development loans also include mortgage rate risk and the practice by the mortgage industry of more restrictive underwriting standards, which inhibits the buyer from obtaining long term financing creating excessive housing and lot inventory in the market.

Commercial real estate loans. This category includes loans secured by farmland, multifamily properties, owner occupied commercial properties, and non-owner-occupied commercial properties. Owner occupied commercial properties include warehouses often along the border for import/export operations, office space where the borrower is the primary tenant, restaurants and other single-tenant retail. Non-owner-occupied commercial properties include hotels, retail centers, office and professional buildings, and leased warehouses. These loans carry risk of repayment when market values deteriorate, the business experiences turnover in key management, the business has an inability to attract or keep occupancy levels stable, or when the market experiences an exit of a specific business type that is significant to the local economy, such as a manufacturing plant.

1-4 family mortgages. This category includes both first and second lien mortgages for the purpose of home purchases or refinancing of existing mortgage loans. A small portion of this loan category is related to home equity lines of credits, lots purchases, and home construction. Loan repayments may be affected by unemployment or underemployment and deteriorating market values of real estate.

Consumer loans. This category includes deposit secured, vehicle secured, and unsecured loans, including overdrafts, made to individuals. Repayment is primarily affected by unemployment or underemployment.

The loan pools are further broken down using a risk-based segmentation based on internal classifications for commercial loans and past due status for consumer mortgage loans. Non-mortgage consumer loans are evaluated as one segment. On a weekly basis, commercial loan past due reports are reviewed by the credit quality committee to determine if a loan has any potential problems and if a loan should be placed on our internal Watch List report. Additionally, our credit department reviews the majority of our loans for proper internal classification purposes regardless of whether they are past due and segregates any loans with potential problems for further review. The credit department will discuss the potential problem loans with the servicing loan officers to determine any relevant issues that were not discovered in the evaluation. Also, an analysis of loans that is provided through examinations by regulatory authorities is considered in the review process. After the above analysis is completed, we will determine if a loan should be placed on an internal Watch List report because of issues related to the analysis of the credit, credit documents, collateral and/or payment history.

Our internal Watch List report is segregated into the following categories: (i) Pass, (ii) Economic Monitoring, (iii) Special Review, (iv) Watch List—Pass, or (v) Watch List—Substandard, and (vi) Watch List—Doubtful. The loans placed in the Special Review category and lower rated credits reflect our opinion that the loans reflect potential weakness which require monitoring on a more frequent basis. Credits in those categories are reviewed and discussed on a regular basis, no less frequently than quarterly, with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the Watch List—Pass category and lower rated credits reflect our opinion that the credit contains weaknesses which represent a greater degree of risk, which warrant "extra attention." Credits in this category are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the Watch List—Substandard category are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. Furthermore, there is the possibility that we may sustain some future loss if such weaknesses are not corrected. The loans placed in the Watch List—Doubtful category have shown defined weaknesses and it is likely, based on current information and events, that we will be unable to collect all principal and/or interest amounts contractually due. Watch List—Doubtful loans are placed on non-accrual when they are moved to that category.

For the purposes of the ACL, in order to maintain segments with sufficient history for meaningful results, the credits in the Pass and Economic Monitoring categories are aggregated, the credits in the Special Review and Watch List—Pass credits are aggregated, and the credits in the Watch List—Substandard category remain in their own segment. For loans that are classified as Watch List—Doubtful, management evaluates these credits in accordance with ASC 310-10, "Receivables," and, if deemed necessary, a specific reserve is allocated to the loan. The specific reserve allocated under ASC 310-10, is based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) net realizable value of the fair value of the collateral if the loan is collateral dependent. Substantially all of our loans evaluated as Watch List—Doubtful under ASC 310-10 are measured using the fair value of collateral method. In rare cases, we may use other methods to determine the specific reserve of a loan under ASC 310-10 if such loan is not collateral dependent.

Within each collectively evaluated pool, the robustness of the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative loss factors are then evaluated to incorporate management's two-year reasonable and supportable forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative loss factors are: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies, non-accruals and TDR's, (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, and (vi) economic conditions. Qualitative factors also include potential losses stemming from operational risk factors arising from fraud, natural disasters, pandemics and geopolitical events. Should any of the factors considered by management in evaluating the adequacy of the ACL change, our estimate could also change, which could affect the level of future credit loss expense.

We have elected to not measure an ACL for accrued interest receivable given our timely approach in identifying and writing off uncollectible accrued interest. An ACL for off-balance sheet exposure is derived from a projected usage rate of any unfunded commitment multiplied by the historical loss rate, plus model risk adjustment, if any, of the on-balance sheet loan pools.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates and the view of regulatory authorities towards loan classifications.

Recent Accounting Standards Issued

See Note 1—Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements for details of recently issued and recently adopted accounting standards and their impact on our consolidated financial statements.

Common Stock and Dividends

We have issued and outstanding 62,144,589 shares of $1.00 par value common stock held by approximately 1,796 holders of record at February 17, 2023. The book value of the common stock at December 31, 2022 was $34.93 per share compared with $38.17 per share at December 31, 2021.

Our common stock is traded on the NASDAQ National Market under the symbol "IBOC." The following table sets forth the approximate high and low bid prices in our common stock during 2022 and 2021, as quoted on the NASDAQ National Market for each of the quarters in the two-year period ended December 31, 2021. Some of the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The closing sales price of our common stock was $46.26 per share at February 17, 2023.

		High	Low
2022:	First quarter	$ 45.99	$ 38.92
	Second quarter	44.02	38.00
	Third quarter.	46.03	38.58
	Fourth quarter.	53.71	42.58

		High	Low
2021:	First quarter	$ 53.06	$ 35.92
	Second quarter	50.40	42.86
	Third quarter.	43.88	37.72
	Fourth quarter.	46.67	39.26

We paid cash dividends of $.60 per share on February 28, and August 29, 2022, respectively, to record holders of our common stock on February 15, and August 16, 2022, respectively. We paid cash dividends of $.60 and $.55 per share on February 17, and September 3, 2021, respectively, to record holders of our common stock on February 5, and August 20, 2021, respectively.

Our principal source of funds to pay cash dividends on our common stock is cash dividends from our Subsidiary Banks. For a discussion of the limitations, please see Note 19 of Notes to Consolidated Financial Statements.

Stock Repurchase Program

In April 2009, the Board of Directors re-established a formal stock repurchase program that authorized the repurchase of up to $40 million of common stock within the following 12 months. Annually since then, including on February 23, 2022, the Board of Directors extended and increased the repurchase program to purchase up to $150 million of common stock during the 12-month period commencing on March 15, 2022. Shares of common stock may be purchased from time to time on the open market or through privately negotiated transactions. Shares purchased in this program will be held in treasury for reissue for various corporate purposes, including employee compensation plans. During the fourth quarter of 2022, the Board of Directors adopted a Rule 10b-18 trading plan and a Rule 10b5-1 trading plan and intends to adopt additional Rule 10b-18 and Rule 10b5-1 trading plans, which will allow us to purchase shares of our common stock during certain open and blackout periods when we ordinarily would not be in the market due to trading restrictions in our insider trading policy. During the terms of both a Rule 10b-18 and a Rule 10b5-1 trading plan, purchases of common stock are automatic to the extent the conditions of the plan's trading instructions are met. Shares purchased under these trading plans will be held in treasury for reissue for various corporate purposes, including employee stock compensation plans. As of February 17, 2023, a total of 13,584,730 shares had been repurchased under all programs at a cost of $409,820,000. We are not obligated to purchase shares under our stock repurchase program outside of the Rule 10b-18 and Rule 10b5-1 trading plans.

Except for repurchases in connection with the administration of an employee benefit plan in the ordinary course of business and consistent with past practices, common stock repurchases are only conducted under publicly announced repurchase programs approved by the Board of Directors. The following table includes information about common stock share repurchases for the quarter ended December 31, 2022.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of a Publicly-Announced Program	Approximate Dollar Value of Shares Available for Repurchase[1]
October 1 – October 31, 2022	—	$ —	—	$ 101,440,000
November 1 – November 30, 2022	1,239	51.84	1,239	101,376,000
December 1 – December 31, 2022.....	1,007	45.20	1,007	101,331,000
Total	2,246	$ 48.86	2,246	

(1) The repurchase program was increased and extended on February 23, 2022 and allows for the repurchase of up to an additional $150,000,000 of treasury stock through March 15, 2023.

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2022, with respect to our equity compensation plans:

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(B) Weighted average exercise price of outstanding options, warrants and rights	(C) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity Compensation plans approved by security holders....................................	461,822	$ 29.67	—
Total	461,822	$ 29.67	—

Stock Performance

COMPARISON OF CUMULATIVE FIVE-YEAR TOTAL RETURN



Total Return To Shareholders
(Includes reinvestment of dividends)

Company / Index	Base Period 2017	INDEXED RETURNS December 31,				
		2018	2019	2020	2021	2022
International Bancshares Corporation.	**100**	88.22	113.51	102.72	119.68	132.77
S&P 400 Index	**100**	88.92	112.21	127.54	159.12	138.34
S&P 400 Banks	**100**	78.60	97.95	89.52	126.83	121.59

Report of Independent Registered Public Accounting Firm

RSM US LLP

Shareholders and the Board of Directors
International Bancshares Corporation and its Subsidiaries

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of condition of International Bancshares Corporation and its Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated February 23, 2023, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

As described in Note 4 of the consolidated financial statements, the company established an allowance for credit losses totaling $125,972,000 as of December 31, 2022. The allowance for credit losses is derived from 1) a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics; and 2) estimated losses on individually evaluated loans that do not have similar risk characteristics. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and sufficient loss history to provide relevant results. Loan pools are further broken down using a risk-based segmentation based on internal classifications of credit quality. Within each loan pool, the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative factors are applied at the loan pool level to incorporate management's two-year forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative factors include: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies, non-accruals and troubled debt restructurings (TDR's), (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, (vi) economic conditions, and (vii) operational and other risk factors to capture potential losses arising from fraud, natural disasters, pandemics, and geopolitical events.

We identified the qualitative factor component of the allowance for credit losses as a critical audit matter. Auditing management's estimate of the qualitative factors required a high degree of auditor judgment due to the nature of the adjustments and the subjectivity in judgments applied by management in forming them.

Our audit procedures related to the Company's qualitative factors included, the following, among others:

- We obtained an understanding of the relevant controls related to the allowance for credit losses, including the qualitative factors, and tested such controls for design and operating effectiveness, including controls related to management's review of the qualitative factors and approval of the allowance for credit losses calculation.

- We evaluated the appropriateness and consistency of management's methods and assumptions used to determine qualitative factors by (1) evaluating management's identification and quantification of qualitative factors; (2) testing the completeness and accuracy of data and information used in calculating the components of the qualitative factors; (3) evaluating the reasonableness, directional consistency, and magnitude of the quantification of the qualitative factors; and (4) reviewing subsequent events and considering their impact on judgments applied in forming the qualitative factor component of the allowance for credit losses as of the consolidated balance sheet date.

RSM US LLP

We have served as the Company's auditor since 2007.

Austin, Texas
February 23, 2023

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Condition

December 31, 2022 and 2021

(Dollars in Thousands, Except Per Share Amounts)

	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	$ 2,087,724	$ 3,209,242
Investment securities:		
Held to maturity debt securities (Market value of $3,400 on December 31, 2022 and $3,400 on December 31, 2021)	3,400	3,400
Available for sale debt securities (Amortized cost of $5,018,996 on December 31, 2022 and $4,254,960 on December 31, 2021)	4,417,796	4,213,920
Equity securities with readily determinable fair values	5,358	6,079
Total investment securities	4,426,554	4,223,399
Loans	7,430,603	7,209,151
Less allowance for credit losses	(125,972)	(110,374)
Net loans	7,304,631	7,098,777
Bank premises and equipment, net	431,612	447,082
Accrued interest receivable	45,787	30,593
Other investments	358,910	296,882
Cash surrender value of life insurance policies	300,589	297,218
Goodwill	282,532	282,532
Other assets	263,137	160,511
Total assets	$ 15,501,476	$ 16,046,236

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Condition Continued

December 31, 2022 and 2021

(Dollars in Thousands, Except Per Share Amounts)

		December 31, 2022		December 31, 2021
Liabilities and Shareholders' Equity				
Liabilities:				
Deposits:				
Demand—non-interest bearing	$	5,846,055	$	5,838,526
Savings and interest-bearing demand		4,745,768		4,590,548
Time		2,068,184		2,188,803
Total deposits		12,660,007		12,617,877
Securities sold under repurchase agreements		431,191		439,672
Other borrowed funds		10,944		436,138
Junior subordinated deferrable interest debentures		134,642		134,642
Other liabilities		219,933		109,426
Total liabilities		13,456,717		13,737,755
Shareholders' equity:				
Common shares of $1.00 par value. Authorized 275,000,000 shares; issued 96,420,456 shares on December 31, 2022 and 96,350,977 shares on December 31, 2021		96,420		96,351
Surplus		154,061		152,144
Retained earnings		2,695,567		2,470,710
Accumulated other comprehensive loss		(470,497)		(31,980)
		2,475,551		2,687,225
Less cost of shares in treasury, 34,278,617 shares on December 31, 2022 and 32,979,273 on December 31, 2021		(430,792)		(378,744)
Total shareholders' equity		2,044,759		2,308,481
Total liabilities and shareholders' equity	$	15,501,476	$	16,046,236

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands, Except Per Share Amounts)

	2022	2021	2020
Interest income:			
Loans, including fees	$ 402,177	$ 359,215	$ 377,579
Investment securities:			
Taxable	74,988	34,331	46,095
Tax-exempt	2,541	1,483	2,434
Other interest income	46,075	3,074	900
Total interest income	525,781	398,103	427,008
Interest expense:			
Savings deposits	12,686	4,110	6,358
Time deposits	11,157	11,655	19,230
Securities sold under repurchase agreements	2,495	621	926
Other borrowings	6,781	7,654	8,773
Junior subordinated deferrable interest debentures	5,037	2,791	3,832
Total interest expense	38,156	26,831	39,119
Net interest income	487,625	371,272	387,889
Provision for credit losses	21,651	7,955	45,379
Net interest income after provision for credit losses	465,974	363,317	342,510
Non-interest income:			
Service charges on deposit accounts	72,781	66,205	61,983
Other service charges, commissions and fees			
Banking	55,253	54,280	48,986
Non-banking	8,568	8,007	7,822
Investment securities transactions, net	—	(16)	(5)
Other investments, net	17,538	68,807	4,920
Other income	32,994	25,043	26,873
Total non-interest income	$ 187,134	$ 222,326	$ 150,579

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income, continued

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands, Except Per Share Amounts)

	2022	2021	2020
Non-interest expense:			
Employee compensation and benefits.	$ 127,722	$ 123,480	$ 130,039
Occupancy	25,654	26,176	24,909
Depreciation of bank premises and equipment	21,821	25,028	28,318
Professional fees.	11,292	7,890	12,546
Deposit insurance assessments	6,987	4,389	1,870
Net operations, other real estate owned	122	5,073	9,808
Advertising	4,588	4,037	4,284
Software and software maintenance	15,271	17,794	19,238
Other	57,012	49,449	50,319
Total non-interest expense	270,469	263,316	281,331
Income before income taxes	382,639	322,327	211,758
Provision for income taxes	82,407	68,405	44,439
Net income	$ 300,232	$ 253,922	$ 167,319
Basic earnings per common share:			
Weighted average number of shares outstanding	62,658,414	63,352,737	63,725,819
Net income per common share	$ 4.79	$ 4.01	$ 2.63
Fully diluted earnings per common share:			
Weighted average number of shares outstanding	62,810,234	63,486,366	63,853,135
Net income per common share	$ 4.78	$ 4.00	$ 2.62

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2022, 2021, and 2020

(Dollars in Thousands)

	2022	2021	2020
Net income.	$ 300,232	$ 253,922	$ 167,319
Other comprehensive loss, net of tax:			
Net unrealized holding (losses) gains on securities available for sale arising during period (net of tax effects of $(116,568), $(14,040) and $4,911)	(438,517)	(52,818)	18,476
Reclassification adjustment for losses on securities available for sale included in net income (net of tax effects of $0, $3 and $1)	—	13	4
	(438,517)	(52,805)	18,480
Comprehensive (loss) income	$ (138,285)	$ 201,117	$ 185,799

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands, except per share amounts)

	Preferred Stock	Number of Shares	Common Stock	Surplus	Retained Earnings	Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 2019.	$ —	96,215	96,215	148,075	2,200,568	2,345	(329,150)	$ 2,118,053
Net Income	—	—	—	—	167,319	—	—	167,319
Dividends:								
Cash ($1.10 per share)	—	—	—	—	(69,928)	—	—	(69,928)
Purchase of treasury (1,946,228 shares) . .	—	—	—	—	—	—	(48,878)	(48,878)
Exercise of stock options.	—	26	26	516	—	—	—	542
Stock compensation expense recognized in earnings.	—	—	—	743	—	—	—	743
Cumulative adjustment for adoption of new accounting standards.	—	—	—	—	(8,333)	—	—	(8,333)
Other comprehensive (loss), net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustment	—	—	—	—	—	18,480	—	18,480
Balance at December 31, 2020.	—	96,241	96,241	149,334	2,289,626	20,825	(378,028)	2,177,998
Net Income	—	—	—	—	253,922	—	—	253,922
Dividends:								
Cash ($1.15 per share)	—	—	—	—	(72,838)	—	—	(72,838)
Purchase of treasury (17,984 shares)	—	—	—	—	—	—	(716)	(716)
Exercise of stock options.	—	110	110	2,304	—	—	—	2,414
Stock compensation expense recognized in earnings.	—	—	—	506	—	—	—	506
Other comprehensive (loss), net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustments.	—	—	—	—	—	(52,805)	—	(52,805)
Balance at December 31, 2021.	—	96,351	$ 96,351	$ 152,144	$ 2,470,710 $	(31,980)	$ (378,744)	$ 2,308,481
Net Income	—	—	—	—	300,232	—	—	300,232
Dividends:								
Cash ($1.20 per share)	—	—	—	—	(75,375)	—	—	(75,375)
Purchase of treasury (1,299,344 shares) . .	—	—	—	—	—	—	(52,048)	(52,048)
Exercise of stock options.	—	69	69	1,468	—	—	—	1,537
Stock compensation expense recognized in earnings.	—	—	—	449	—	—	—	449
Other comprehensive income, net of tax:								
Net change in unrealized gains and losses on available for sale securities, net of reclassification adjustments.	—	—	—	—	—	(438,517)	—	(438,517)
Balance at December 31, 2022.	—	96,420	$ 96,420	$ 154,061	$ 2,695,567 $	(470,497)	$ (430,792)	$ 2,044,759

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands)

	2022	2021	2020
Operating activities:			
Net income	$ 300,232	$ 253,922	$ 167,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit loss	21,651	7,955	45,379
Specific reserve, other real estate owned	1,627	2,655	1,539
Depreciation of bank premises and equipment	21,821	25,028	28,318
(Gain) loss on sale of bank premises and equipment	(3,110)	601	(40)
Gain on sale of other real estate owned	(2,096)	(170)	(892)
Accretion of investment securities discounts	(1,785)	(702)	(500)
Amortization of investment securities premiums	13,907	36,380	39,039
Investment securities transactions, net	—	16	5
Unrealized loss (gain) on equity securities with readily determinable fair values	721	123	(107)
Proceeds from settlements of claims	—	2,870	—
Stock based compensation expense	449	506	743
(Earnings) losses from affiliates and other investments	(15,894)	(68,034)	74
Deferred income taxes	10,619	3,542	(3,122)
(Increase) decrease in accrued interest receivable	(15,194)	7,288	(1,261)
Decrease in other assets	12,975	25,220	42,571
Increase (decrease) in other liabilities	42,018	(5,519)	(13,932)
Net cash provided by operating activities	387,941	291,681	305,133
Investing activities:			
Proceeds from maturities of securities	2,200	1,200	1,075
Proceeds from sales and calls of available for sale securities	800	5,890	42,350
Purchases of available for sale securities	(1,455,249)	(2,856,135)	(1,819,814)
Principal collected on mortgage-backed securities	756,092	1,612,679	2,058,626
Net (increase) decrease in loans	(228,340)	309,575	(647,213)
Purchases of other investments	(79,669)	(61,783)	(44,447)
Distributions from other investments	8,886	63,356	64,860
Purchases of bank premises and equipment	(19,213)	(10,390)	(6,725)
Proceeds from sales of bank premises and equipment	13,496	11,446	904
Proceeds from sales of other real estate owned	8,969	8,273	6,679
Net cash used in investing activities	(992,028)	(915,889)	(343,705)

See accompanying notes to consolidated financial statements.

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands)

	2022	2021	2020
Financing activities:			
Net increase in non-interest-bearing demand deposits	$ 7,529	$ 1,122,712	$ 1,169,909
Net increase in savings and interest-bearing demand deposits	155,220	738,043	584,676
Net (decrease) increase in time deposits	(120,619)	35,262	141,241
Net (decrease) increase in securities sold under repurchase agreements	(8,481)	11,524	191,612
Net decrease in other borrowed funds	(425,194)	(189)	(190,184)
Purchase of treasury stock	(52,048)	(716)	(48,878)
Proceeds from stock transactions	1,537	2,414	542
Payments of cash dividends	(75,375)	(72,838)	(69,928)
Net cash (used in) provided by financing activities	(517,431)	1,836,212	1,778,990
(Decrease) increase in cash and cash equivalents	(1,121,518)	1,212,004	1,740,418
Cash and cash equivalents at beginning of period	3,209,242	1,997,238	256,820
Cash and cash equivalents at end of period	$ 2,087,724	$ 3,209,242	$ 1,997,238
Supplemental cash flow information:			
Interest paid	$ 36,355	$ 29,007	$ 41,975
Income taxes paid	22,118	47,394	34,826
Non-cash investing and financing activities:			
Purchases of available-for-sale securities not yet settled	$ 80,000	$ —	$ —
Net transfers from loans to other real estate owned	835	16,388	4,526
Net transfers from bank premises and equipment to other assets	2,476	—	4,260

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Our accounting and reporting policies conform to U.S. generally accepted accounting principles ("GAAP") and to general practices within the banking industry. The following is a description of the more significant of those policies.

Consolidation and Basis of Presentation

Our consolidated financial statements include the accounts of the International Bancshares Corporation, its wholly owned Subsidiary Banks and its wholly owned non-bank subsidiaries, IBC Trading Company, Premier Tierra Holdings, Inc., IBC Charitable and Community Development Corporation, IBC Capital Corporation and Diamond Beach Holdings, LLC. All significant inter-company balances and transactions have been eliminated in consolidation.

We, through our Subsidiary Banks, are primarily engaged in the business of banking, including the acceptance of checking and savings deposits and the making of commercial, real estate, personal, home improvement, automobile and other installment and term loans. Our primary markets are north, south, central, and southeast Texas and the state of Oklahoma. Each of our Subsidiary Banks is highly active in facilitating international trade along the United States border with Mexico and elsewhere. Although our loan portfolio is diversified, the ability of our debtors to honor their contracts is primarily dependent upon the economic conditions in our trade area. In addition, the investment portfolio is directly impacted by fluctuations in market interest rates. We are subject to the regulations of certain federal agencies as well as the Texas Department of Banking and the Oklahoma Department of Banking and undergo periodic examinations by those regulatory authorities. Such agencies may require certain standards or impose certain limitations based on their judgments or changes in law and regulations.

We own one insurance-related subsidiary, IBC Insurance Agency, Inc., a wholly owned subsidiary of our Subsidiary Bank, International Bank of Commerce, Laredo. The insurance-related subsidiary does not conduct underwriting activities.

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the statement of condition and income and expenses for the periods. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in the near-term relate to the determination of the allowance for credit losses ("ACL").

Subsequent Events

We have evaluated all events or transactions that occurred through the date we issued these financial statements. During this period, we did not have any material recognizable or non-recognizable subsequent events.

Investment Securities

We classify debt securities into one of these categories: held-to-maturity, available-for-sale, or trading. Such classifications are reassessed for appropriate classification at each reporting date. Securities that are intended and expected to be held until maturity are classified as "held-to-maturity" and are carried at amortized cost for financial statement reporting. Securities that are not positively expected to be held until maturity but are intended to be held for an indefinite period of time are classified as "available-for-sale" or "trading" and are carried at their fair value. Unrealized holding gains and losses are included in net income for those securities classified as "trading," while unrealized holding gains and losses related to those securities classified as "available-for-sale" are excluded from net income and reported net of tax as other comprehensive income (loss) and in shareholders' equity as accumulated other comprehensive income (loss) until realized. Unrealized gains and losses related to equity securities with readily determinable fair values are included in net income. In accordance with ASU 2016-13, which we adopted on January 1, 2020, available-for-sale and held-to-maturity debt securities in an unrealized loss position must be evaluated for the underlying cause of the loss. In the event that the deterioration in value is attributable to credit related reasons, then the amount of credit-related impairment would be recorded as a charge to our ACL with subsequent changes in the amount of impairment, up or down, also recorded through

our ACL. The exception to this process will occur if we intend to sell an impaired available-for-sale debt security or if we will more likely than not be required to sell a credit impaired available-for-sale debt security prior to the value recovering to the security's amortized cost. In those situations, the entire credit-related impairment amount would be required to be recognized in earnings. We have evaluated the debt securities classified as available-for-sale and held-to-maturity at December 31, 2022 and have determined that no debt securities in an unrealized loss position are arising from credit related reasons and have therefore not recorded any allowances for debt securities in our ACL for the periods. We did not maintain any trading securities during the three-year period ended December 31, 2022.

Mortgage-backed securities held at December 31, 2022 and 2021 represent participating interests in pools of long-term first mortgage loans originated and serviced by the issuers of the securities. Mortgage-backed securities are either issued or guaranteed by the U.S. government or its agencies including Freddie Mac, Fannie Mae, Ginnie Mae or other non-government entities. Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U. S. government. Investments in residential mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the federal government in 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae or Freddie Mac are rated consistently as AAA rated securities. Market interest rate fluctuations can affect the prepayment speed of principal and the yield on the security.

Premiums and discounts are amortized using the level yield or "interest method" over the terms of the securities. Declines in the fair value of held-to-maturity and available-for sale-securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In determining whether other-than-temporary impairment exists, management considers many factors, including (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) our intent to hold and our determination of whether we will more likely than not be required to sell the security prior to a recovery in fair value. If we determine that (i) we intend to sell the security or (ii) it is more likely than not that we will be required to sell the security before it's anticipated recovery, the other-than-temporary impairment that is recognized in earnings is equal to the difference between the fair value of the security and our amortized cost of the security. If we determine that we (i) do not intend to sell the security and (ii) we will not be more likely than not required to sell the security before it's anticipated recovery, the other-than-temporary impairment is segregated into its two components (i) the amount of impairment related to credit loss and (ii) the amount of impairment related to other factors. The difference between the present value of the cash flows expected to be collected and the amortized cost is the credit loss recognized through earnings and an adjustment to the cost basis of the security. The amount of impairment related to other factors is included in other comprehensive income (loss). Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Equity Securities

Equity securities with readily determinable fair values at December 31, 2022 and December 31, 2021 consist primarily of Community Reinvestment Act funds. Unrealized gains and losses on the equity securities are recognized in net income.

Provision and Allowance for Credit Losses

We adopted the provisions of Accounting Standards Update No. 2016-13 to ASC 326, "Financial Instruments – Credit Losses," on January 1, 2020. ASU 2016-13 replaces the long-standing incurred loss model with an expected credit loss model that recognizes credit losses over the life of a financial asset. Expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions and reasonable and supportable forecasts.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates and the view of regulatory authorities towards loan classifications. We believe that the allowance for probable loan losses is adequate.

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial, financial and agricultural or real estate loans are generally considered by management to represent a loss, in whole or part, (i) when an exposure beyond any collateral coverage is apparent, (ii) when no further collection of the portion of the loan so exposed is anticipated based on actual results, (iii) when the credit enhancements, if any, are not adequate, and (iv) when the borrower's financial condition would indicate so. Generally, unsecured consumer loans are charged-off when 90 days past due.

Loans

Loans are reported at the principal balance outstanding, net of unearned discounts. Interest income on loans is reported on an accrual basis. Loan fees and costs associated with originating the loans are accreted or amortized over the life of the loan using the interest method. We originate mortgage loans that may subsequently be sold to an unaffiliated third party. The loans are not securitized and if sold, are sold without recourse. Loans held for sale are carried at cost and the principal amount outstanding is not significant to the consolidated financial statements.

Doubtful Loans

Doubtful loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. Doubtful loans are measured based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral dependent. Substantially all our doubtful loans are measured at the fair value of the collateral. In limited cases, we may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Troubled Debt Restructured Loans

Troubled debt restructured loans ("TDR") are those loans where, for reasons related to a borrower's difficulty to repay a loan, we grant a concession to the borrower that we would not normally consider in the normal course of business. In accordance with interagency guidance issued in March 2020, certain short-term deferrals are not considered troubled debt restructurings. The original terms of the loan are modified or restructured. The terms that may be modified include a reduction in the original stated interest rate, an extension of the original maturity of the loan, a renewal of the loan at an interest rate below current market rates, a reduction in the principal amount of debt outstanding, a reduction in accrued interest or deferral of interest payments. A loan classified as a TDR is classified as a doubtful loan and included in the doubtful loan totals. A TDR loan may be returned to accrual status when the loan is brought current, has performed in accordance with the restructured terms for a reasonable period of time, is at the current market rate, and the ultimate collectability of the outstanding principal and interest is no longer questionable, however, although those loans may be placed back on accrual status, they will continue to be classified as doubtful. Consistent with regulatory guidance, a TDR loan that is subsequently modified, but has shown sustained performance and classification as a TDR, will be removed from TDR status provided that the modified terms were market-based at the time of modification.

Non-Accrual Loans

The non-accrual loan policy of our Subsidiary Banks is to discontinue the accrual of interest on loans when management determines that it is probable that future interest accruals will be un-collectible. As it relates to consumer loans, management charges-off those loans when the loan is contractually 90 days past due. Under special circumstances, a consumer or non-consumer loan may be more than 90 days delinquent as to interest or principal and not be placed on non-accrual status. This situation generally results when a Subsidiary Bank has a borrower who is experiencing financial difficulties, but not to the extent that requires a restructuring of indebtedness. The majority of this category is composed of loans that are considered to be adequately secured and/or for which there are expected future payments. When a loan is placed on non-accrual status, any interest accrued, not paid is reversed and charged to operations against interest income. As it relates to non-consumer loans that are not 90 days past due, management will evaluate each of these loans to determine if placing the loan on non-accrual status is warranted. Interest income on non-accrual loans is recognized only to the extent payments are received or when, in management's opinion, the debtor's financial condition warrants reestablishment of interest accruals.

Other Real Estate Owned and Repossessed Assets

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure. Other real estate is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal). Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the ACL, if necessary. Any subsequent write-downs are charged against other non-interest expense through a valuation allowance. Other real estate owned totaled approximately $30,144,000 and $35,332,000 at December 31, 2022 and 2021, respectively. Other real estate owned is included in other assets. Repossessed assets consist primarily of non-real estate assets acquired by foreclosure. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the asset to be repossessed by a charge to the ACL, if necessary. Repossessed assets are included in other assets on the consolidated financial statements and totaled approximately $4,637,000 and $4,798,000 at December 31, 2022 and 2021, respectively.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on straight-line and accelerated methods over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred and expenditures for renewals and betterments are capitalized. We primarily own all the property we occupy, with the exception of certain branches operating in grocery store or retail shopping centers and certain ATM locations, which are all under operating leases as classified under guidance prior to the issuance of ASU 2016-02, "Leases."

Other Investments

Other investments include equity investments in non-financial companies, as well as equity securities with no readily determinable fair market value. Equity investments are accounted for using the equity method of accounting. Equity securities with no readily determinable fair value are accounted for using the cost method.

Revenue Recognition

Our revenue is primarily comprised of net interest income on financial assets and liabilities, which are excluded from the scope of ASU No. 2014-09 to ASC 606, "Revenue from Contracts with Customers." The remaining non-interest revenue streams were identified and then analyzed under the provisions of the update, to: (i) identify the contract, (ii) identify the performance obligation, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when the performance obligation was satisfied. Our non-interest revenue contracts with customers are primarily short term and our performance obligation is satisfied at a single point in time, typically within a single period. No changes to our existing methods for recognizing revenue were made as a result of the accounting standards update.

Income Taxes

Deferred income tax assets and liabilities are determined using the asset and liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. We file a consolidated federal income tax return with our subsidiaries.

Recognition of deferred tax assets is based on management's assessment that the benefit related to certain temporary differences, tax operating loss carry forwards, and tax credits are more likely than not to be realized. A valuation allowance is recorded for the amount of the deferred tax items for which it is more likely than not that the tax benefits will not be realized.

We evaluate uncertain tax positions at the end of each reporting period. We may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. As of December 31, 2022 and 2021, respectively, after evaluating all uncertain tax positions, we have recorded no liability for unrecognized tax benefits at the end of the reporting period. We would recognize any interest accrued on unrecognized tax benefits as other interest expense and penalties as other non-interest expense. During the years ended December 31, 2022, 2021 and 2020, we recognized no interest expense or penalties related to uncertain tax positions.

We file consolidated tax returns in the U.S. Federal jurisdiction and various state jurisdictions. We are no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2019.

Stock Options and Stock Appreciation Rights

Compensation expense for stock-based awards is based on the market price of the stock on the measurement date, which is generally the date of grant, and is recognized ratably over the service period of the award. The fair value of stock options and stock appreciation rights granted was estimated using a Black-Sholes-Merton pricing model. These models were developed for use in estimating the fair value of publicly traded options and stock appreciation rights that have no vesting restrictions and are fully transferable. Additionally, these models require the input of highly subjective assumptions. Because our employee stock options and stock appreciation rights have characteristics significantly different from those of publicly traded options and appreciation rights, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the Black-Scholes-Merton pricing models do not necessarily provide a reliable single measure of the fair value of our stock options and stock appreciation rights.

Net Income Per Share

Basic Earnings Per Share ("EPS") is calculated by dividing net income by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The dilutive effect of stock options is considered in earnings per share calculations, if dilutive, using the treasury stock method.

Goodwill and Identified Intangible Assets

Goodwill represents the excess of costs over fair value of assets of businesses acquired. Goodwill is tested for impairment at least annually or on an interim basis if an event triggering impairment may have occurred. As of October 1, 2022, after completing goodwill testing, we have determined that no goodwill impairment exists.

Identified intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Our identified intangible assets relate to core deposits and contract rights. As of December 31, 2022, we have determined that no impairment of identified intangibles exists. Identified intangible assets with definite useful lives are amortized on an accelerated basis over their estimated life. See Note 6—Goodwill and Other Intangible Assets.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statement of condition and reported at the lower of the carrying value or fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the statement of condition.

Consolidated Statements of Cash Flows

For purposes of the consolidated statements of cash flows, we consider all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. Also, we report transactions related to deposits and loans to customers on a net basis.

Accounting for Transfers and Servicing of Financial Assets

We account for transfers and servicing of financial assets and extinguishments of liabilities based on the application of a financial-components approach that focuses on control. After a transfer of financial assets, we recognize the financial and servicing assets we control and liabilities we have incurred, derecognize financial assets when control has been surrendered and derecognize liabilities when extinguished. We have retained mortgage servicing rights in connection with the sale of mortgage loans. Because we may not initially identify loans as originated for resale, all loans are initially treated as held for investment. The value of the mortgage servicing rights are reviewed periodically for impairment and are amortized in proportion to, and over the period of estimated net servicing income or net servicing losses. The value of the mortgage servicing rights is not significant to the consolidated statements of condition.

Segments of an Enterprise and Related Information

We operate as one segment. The operating information used by our chief executive officer for purposes of assessing performance and making operating decisions is the consolidated financial statements presented in this report.

We have five active operating subsidiaries, namely, the Subsidiary Banks. We apply the provisions of ASC Topic 280, "Segment Reporting," in determining our reportable segments and related disclosures.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale.

Advertising

Advertising costs are expensed as incurred.

Reclassifications

Certain amounts in the prior year's presentations have been reclassified to conform to the current presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

New Accounting Standards

In June 2016, the FASB issued Accounting Standards Update No. 2016-13 to ASC 326, "Financial Instruments – Credit Losses." The update amends existing standards for accounting for credit losses for financial assets. The update requires that the expected credit losses on the financial instruments held as of the end of the period being reported be measured based on historical experience, current conditions, and reasonable and supportable forecasts. The update also expands the required disclosures related to significant estimates and judgements used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's financial assets. The update also amended the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The impact of the adoption of the standard is to be recorded as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. The accounting standard was effective for us on January 1, 2020. The task force formed last year, which includes key members of the teams that work with the calculation of the allowance for probable loan losses plus members representing the corporate accounting and risk management areas, has worked with the implementation of the update and validation to complete our model/tool. Based on the composition of the portfolio at December 31, 2019 and after finalizing the methodology, the adoption of the update increased our allowance for probable loan losses (referred to as the ACL under ASU 2016-13), by approximately 17.2%, resulting in a cumulative-effect adjustment to retained earnings of approximately $8.3 million, net of tax. Please refer to Note 4 – Allowance for Credit Losses and the Critical Accounting Policies discussion in Management's Discussion and Analysis.

In December 2019, the FASB issued Accounting Standards Update No. 2019-12, to ASC 740, "Income Taxes." The update amends existing guidance with the intention of simplifying the accounting for income taxes. Specifically, the update removes some exceptions in existing guidance around intraperiod tax allocations, recognition of deferred tax liabilities for certain changes in investments in foreign subsidiaries and to the general methodology for calculating taxes on interim periods when year to date losses exceed the anticipated loss for the year. Additionally, the update clarifies and provides more guidance with respect to the classification of franchise or similar taxes, requirements to evaluate when a step up in the tax basis of goodwill should be considered, eliminates the requirement that a consolidated entity allocate a portion of current and deferred tax expense to a legal entity that is not subject to tax, requires that an entity reflect the effect of changes in tax laws and tax rates in the effective tax rate computed in the interim period that includes the enactment date and makes minor changes for taxes related to employee stock ownership plans and investments in qualified affordable housing projects accounted for using the equity method. The update is effective for fiscal years beginning after December 15, 2020. The adoption of the update did not have a significant impact on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The update provides optional guidance for a limited period of time to ease the potential burden in accounting for and recognizing the effects of reference rate reform on financial reporting. The practical expedients and exceptions in the update apply only to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. The update does not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022 that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The update was effective as of the date of issuance and can be applied through December 31, 2022. We have not adopted the provisions of the update and do not anticipate that the adoption of the update will have a significant impact on our consolidated financial statements.

In January 2021, the FASB issued Accounting Standards Update No. 2021-01, "Reference Rate Reform (Topic 848): Scope." The update clarifies the applicability of the practical expedients and exceptions issued in ASU 2020-04 to derivative instruments that use an interest rate for margining, discounting or contract price alignment that is modified as a result of reference rate reform. The update is intended to capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The update was effective as of the date of issuance and can be applied through December 31, 2022. We have not adopted the provisions of the update and do not anticipate that the adoption of the update will have a significant impact on our consolidated financial statements.

(2) Investment Securities, Equity Securities with Readily Determinable Fair Values and Other Investments

In accordance with ASU 2016-13, which we adopted on January 1, 2020, available-for-sale and held-to-maturity debt securities in an unrealized loss position must be evaluated for the underlying cause of the loss. In the event that the deterioration in value is attributable to credit related reasons, then the amount of credit-related impairment would be recorded as a charge to our ACL with subsequent changes in the amount of impairment, up or down, also recorded through our ACL. The exception to this process will occur if we intend to sell an impaired available-for-sale debt security or if we will more likely than not be required to sell a credit impaired available-for-sale debt security prior to the value recovering to the security's amortized cost. In those situations, the entire credit-related impairment amount would be required to be recognized in earnings. We have evaluated the debt securities classified as available-for-sale and held-to-maturity at December 31, 2022 and have determined that no debt securities in an unrealized loss position are arising from credit related reasons and have therefore not recorded any allowances for debt securities in our ACL for the period. Unrealized gains and losses related to equity securities with readily determinable fair values are included in net income.

The amortized cost and estimated fair value by type of investment security at December 31, 2022 are as follows:

| | Held to Maturity | | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)				
Other securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400
Total investment securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400

| | Available for Sale Debt Securities | | | | |
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value[1]
	(Dollars in Thousands)				
U.S. Treasury securities	$ 49,752	$ —	$ (359)	$ 49,393	$ 49,393
Residential mortgage-backed securities	4,805,735	3,145	(599,668)	4,209,212	4,209,212
Obligations of states and political subdivisions	163,509	927	(5,245)	159,191	159,191
Total investment securities	$5,018,996	$ 4,072	$ (605,272)	$4,417,796	$4,417,796

(1) Included in the carrying value of residential mortgage- backed securities are $681,121 of mortgage-backed securities issued by Ginnie Mae and $3,528,091 of mortgage-backed securities issued by Fannie Mae and Freddie Mac

The amortized cost and estimated fair value of investment securities at December 31, 2022, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated fair value	Amortized Cost	Estimated fair value
	(Dollars in Thousands)			
Due in one year or less	$ 1,200	$ 1,200	$ 49,752	$ 49,393
Due after one year through five years	2,200	2,200	—	—
Due after ten years	—	—	163,509	159,191
Residential mortgage-backed securities	—	—	4,805,735	4,209,212
Total investment securities	$ 3,400	$ 3,400	$ 5,018,996	$ 4,417,796

The amortized cost and estimated fair value by type of investment security at December 31, 2021 are as follows:

	Held to Maturity				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value
	(Dollars in Thousands)				
Other securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400
Total investment securities	$ 3,400	$ —	$ —	$ 3,400	$ 3,400

	Available for Sale				
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Carrying value[1]
	(Dollars in Thousands)				
Residential mortgage-backed securities	$4,213,441	$ 14,159	$ (58,237)	$4,169,363	$4,169,363
Obligations of states and political subdivisions	41,519	3,038	—	44,557	44,557
Total investment securities	$4,254,960	$ 17,197	$ (58,237)	$4,213,920	$4,213,920

(1) Included in the carrying value of residential mortgage- backed securities are $824,474 of mortgage-backed securities issued by Ginnie Mae, $3,344,889 of mortgage-backed securities issued by Fannie Mae and Freddie Mac

Residential mortgage-backed securities are securities issued by Freddie Mac, Fannie Mae, Ginnie Mae or non-government entities. Investments in residential mortgage-backed securities issued by Ginnie Mae are fully guaranteed by the U.S. government. Investments in mortgage-backed securities issued by Freddie Mac and Fannie Mae are not fully guaranteed by the U.S. government; however, we believe that the quality of the bonds is similar to other AAA rated bonds with limited credit risk, particularly given the placement of Fannie Mae and Freddie Mac into conservatorship by the federal government in early September 2008 and because securities issued by others that are collateralized by residential mortgage-backed securities issued by Fannie Mae and Freddie Mac are rated consistently as AAA rated securities.

The amortized cost and fair value of available for sale investment securities pledged to qualify for fiduciary powers, to secure public monies as required by law, repurchase agreements and short-term fixed borrowings was $1,562,832,000 and $1,323,081,000, respectively, at December 31, 2022.

Proceeds from the sale and call of securities available-for-sale were $800,000, $5,890,000 and $42,350,000 during 2022, 2021 and 2020, respectively, which amounts included $0, $0 and $0 of mortgage-backed securities. Gross gains of $0, $0 and $1,000, and gross losses of $0, $16,000 and $6,000 were realized on the sales and calls in 2022, 2021 and 2020, respectively.

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2022 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)					
Available for sale:						
U.S. Treasury securities	$ 49,394	$ (359)	$ —	$ —	$ 49,394	$ (359)
Residential mortgage-backed securities	1,357,905	(87,815)	2,566,975	(511,853)	3,924,880	(599,668)
Obligations of states and political subdivisions.........	118,772	(5,245)	—	—	118,772	(5,245)
	$ 1,526,071	$ (93,419)	$ 2,566,975	$ (511,853)	$ 4,093,046	$ (605,272)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous loss position, at December 31, 2021 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in Thousands)					
Available for sale:						
Residential mortgage-backed securities	$ 3,037,188	$ (53,060)	$ 423,733	$ (5,177)	$ 3,460,921	$ (58,237)
	$ 3,037,188	$ (53,060)	$ 423,733	$ (5,177)	$ 3,460,921	$ (58,237)

The unrealized losses on investments in residential mortgage-backed securities are primarily caused by changes in market interest rates. We have no intent to sell and more likely than not be required to sell before a market price recovery or maturity of the securities; therefore, it is our conclusion that the investments in residential mortgage-backed securities issued by Freddie Mac, Fannie Mae and Ginnie Mae are not considered other-than-temporarily impaired.

Equity securities with readily determinable fair values consist primarily of Community Reinvestment Act funds. At December 31, 2022 and December 31, 2021, the balance in equity securities with readily determinable fair values recorded at fair value were $5,358,000 and $6,079,000, respectively. The following is a summary of unrealized and realized gains and losses recognized in net income on equity securities for the twelve months ended December 31, 2022, 2021 and 2020:

	Year Ended December 31, 2022
	(Dollars in Thousands)
Net losses recognized during the period on equity securities..........................	$ (721)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ (721)

Notes to Consolidated Financial Statements (Continued)

	Year Ended December 31, 2021
	(Dollars in Thousands)
Net losses recognized during the period on equity securities.	$ (123)
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ (123)

	Year Ended December 31, 2020
	(Dollars in Thousands)
Net gains recognized during the period on equity securities	$ 107
Less: Net gains and (losses) recognized during the period on equity securities sold during the period	—
Unrealized losses recognized during the reporting period on equity securities still held at the reporting date	$ 107

Other investments include equity and merchant banking investments held by our subsidiary banks and non-banking entities. We hold ownership interests in limited partnerships for the purpose of investing in low-income housing tax credit ("LIHTC") projects. The partnerships may acquire, construct or rehabilitate housing for low- and moderate-income individuals. We realize a return primarily from federal tax credits and other federal tax deductions associated with the underlying projects. We are a limited partner in the partnerships, and not required to consolidate the entities in our consolidated financial statements. Investments in LIHTC projects totaled $214,549,000 at December 31, 2022 and $179,543,000 at December 31, 2021 and are included in other investments on the consolidated financial statements. Unfunded commitments to LIHTC projects totaled $41,191,000 at December 31, 2022 and $40,094,000 at December 31, 2021 and are included in other liabilities on the consolidated financial statements.

(3) Loans

A summary of loans, by loan type at December 31, 2022 and 2021 is as follows:

	December 31, 2022	December 31, 2021
	(Dollars in Thousands)	
Commercial, financial and agricultural	$ 4,373,373	$ 4,497,444
Real estate - mortgage.	865,994	867,831
Real estate - construction	1,989,669	1,668,113
Consumer.	41,592	40,966
Foreign.	159,975	134,797
Total loans	$ 7,430,603	$ 7,209,151

(4) Allowance for Credit Losses

We adopted the provisions of ASU 2016-13 on January 1, 2020 on a modified retrospective basis. Results and information regarding our ACL included in this Note are calculated and presented in accordance with that accounting standards update. Results and information prior to January 1, 2020 are calculated and presented in accordance with previously applicable U.S. GAAP.

ASU 2016-13 replaces the long-standing incurred loss model with an expected credit loss model that recognizes credit losses over the life of a financial asset. Expected credit losses capture historical information, current conditions, and reasonable and supportable forecasts of future conditions. The ACL is deducted from the amortized cost of an instrument to present the net amount expected to be collected on the financial asset. Our ACL primarily consists of the aggregate ACL estimates of our Subsidiary Banks. The estimates are established through charges to operations in the form of charges to provisions for credit loss expense. Loan losses or recoveries are charged or credited directly to the ACL. The ACL of each Subsidiary Bank is maintained at a level considered appropriate by management, based on estimated current expected credit losses in the current loan portfolio, including information about past events, current conditions and reasonable and supportable forecasts.

The estimation of the ACL is based on a loss-rate methodology that measures lifetime losses on loan pools that have similar risk characteristics. Loans that do not have similar risk characteristics are evaluated on an individual basis. The segmentation of the loan portfolio into pools requires a balancing process between capturing similar risk characteristics and containing sufficient loss history to provide meaningful results. Our segmentation starts at the general loan category with further sub-segmentation based on collateral types that may be of meaningful size and/or may contain sufficient differences in risk characteristics based on management's judgement that would warrant further segmentation. The general loan categories along with primary risk characteristics used in our calculation are as follows:

Commercial and industrial loans. This category includes loans extended to a diverse array of businesses for working capital or equipment purchases. These loans are mostly secured by the collateral pledged by the borrower that is directly related to the business activities of the company such as equipment, accounts receivable and inventory. The borrower's abilities to generate revenues from equipment purchases, collect accounts receivable, and to turn inventory into sales are risk factors in the repayment of the loan. A small portion of this loan category is related to loans secured by oil & gas production and loans secured by aircraft.

Construction and land development loans. This category includes the development of land from unimproved land to lot development for both residential and commercial use and vertical construction across residential and commercial real estate classes. These loans carry risk of repayment when projects incur cost overruns, have an increase in the price of construction materials, encounter zoning, entitlement and environmental issues, or encounter other factors that may affect the completion of a project on time and on budget. Additionally, repayment risk may be negatively impacted when the market experiences a deterioration in the value of real estate. Risks specifically related to 1-4 family development loans also include mortgage rate risk and the practice by the mortgage industry of more restrictive underwriting standards, which inhibits the buyer from obtaining long term financing creating excessive housing and lot inventory in the market.

Commercial real estate loans. This category includes loans secured by farmland, multifamily properties, owner occupied commercial properties, and non-owner-occupied commercial properties. Owner occupied commercial properties include warehouses often along the border for import/export operations, office space where the borrower is the primary tenant, restaurants and other single-tenant retail. Non-owner-occupied commercial properties include hotels, retail centers, office and professional buildings, and leased warehouses. These loans carry risk of repayment when market values deteriorate, the business experiences turnover in key management, the business has an inability to attract or keep occupancy levels stable, or when the market experiences an exit of a specific business type that is significant to the local economy, such as a manufacturing plant.

1-4 family mortgages. This category includes both first and second lien mortgages for the purpose of home purchases or refinancing of existing mortgage loans. A small portion of this loan category is related to home equity lines of credits, lots purchases, and home construction. Loan repayments may be affected by unemployment or underemployment and deteriorating market values of real estate.

Consumer loans. This category includes deposit secured, vehicle secured, and unsecured loans, including overdrafts, made to individuals. Repayment is primarily affected by unemployment or underemployment.

The loan pools are further broken down using a risk-based segmentation based on internal classifications for commercial loans and past due status for consumer mortgage loans. Non-mortgage consumer loans are evaluated as one segment. On a weekly basis, commercial loan past due reports are reviewed by the credit quality committee to determine if a loan has any potential problems and if a loan should be placed on our internal Watch List report. Additionally, our credit department reviews the majority of our loans for proper internal classification purposes regardless of whether they are past due and segregates any loans with potential problems for further review. The credit department will discuss the potential problem loans with the servicing loan officers to determine any relevant issues that were not discovered in the evaluation. Also, an analysis of loans that is provided through examinations by regulatory authorities is considered in the review process. After the above analysis is completed, we will determine if a loan should be placed on an internal Watch List report because of issues related to the analysis of the credit, credit documents, collateral and/or payment history.

Our internal Watch List report is segregated into the following categories: (i) Pass, (ii) Economic Monitoring, (iii) Special Review, (iv) Watch List—Pass, or (v) Watch List—Substandard, and (vi) Watch List—Doubtful. The loans placed in the Special Review category and lower rated credits reflect our opinion that the loans reflect potential weakness which require monitoring on a more frequent basis. Credits in those categories are reviewed and discussed on a regular basis, no less frequently than quarterly, with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the Watch List—Pass category and lower rated credits reflect our opinion that the credit contains weaknesses which represent a greater degree of risk, which warrant "extra attention." Credits in this category are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the Watch List—Substandard category are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. Furthermore, there is the possibility that we may sustain some future loss if such weaknesses are not corrected. The loans placed in the Watch List—Doubtful category have shown defined weaknesses and it is likely, based on current information and events, that we will be unable to collect all principal and/or interest amounts contractually due. Watch List—Doubtful loans are placed on non-accrual when they are moved to that category.

For the purposes of the ACL, in order to maintain segments with sufficient history for meaningful results, the credits in the Pass and Economic Monitoring categories are aggregated, the credits in the Special Review and Watch List—Pass credits are aggregated, and the credits in the Watch List—Substandard category remain in their own segment. For loans that are classified as Watch List—Doubtful, management evaluates these credits in accordance with ASC 310-10, "Receivables," and, if deemed necessary, a specific reserve is allocated to the loan. The specific reserve allocated under ASC 310-10, is based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) net realizable value of the fair value of the collateral if the loan is collateral dependent. Substantially all of our loans evaluated as Watch List—Doubtful under ASC 310-10 are measured using the fair value of collateral method. In rare cases, we may use other methods to determine the specific reserve of a loan under ASC 310-10 if such loan is not collateral dependent.

Within each collectively evaluated pool, the robustness of the lifetime historical loss-rate is evaluated and, if needed, is supplemented with peer loss rates through a model risk adjustment. Certain qualitative loss factors are then evaluated to incorporate management's two-year reasonable and supportable forecast period followed by a reversion to the pool's average lifetime loss-rate. Those qualitative loss factors are: (i) trends in portfolio volume and composition, (ii) volume and trends in classified loans, delinquencies, non-accruals and TDR's, (iii) concentration risk, (iv) trends in underlying collateral value, (v) changes in policies, procedures, and strategies, and (vi) economic conditions. Qualitative factors also include potential losses stemming from operational risk factors arising from fraud, natural disasters, pandemics and geopolitical events. Should any of the factors considered by management in evaluating the adequacy of the ACL change, our estimate could also change, which could affect the level of future credit loss expense.

We have elected to not measure an ACL for accrued interest receivable given our timely approach in identifying and writing off uncollectible accrued interest. An ACL for off-balance sheet exposure is derived from a projected usage rate of any unfunded commitment multiplied by the historical loss rate, plus model risk adjustment, if any, of the on-balance sheet loan pools.

Our management continually reviews the ACL of the Subsidiary Banks using the amounts determined from the estimates established on specific doubtful loans, the estimate established on quantitative historical loss percentages, and

the estimate based on qualitative current conditions and reasonable and supportable two-year forecasted data. Our methodology reverts to the average lifetime loss-rate beyond the forecast period when we can no longer develop reasonable and supportable forecasts. Should any of the factors considered by management in evaluating the adequacy of the estimate for current expected credit losses change, our estimate of current expected credit losses could also change, which could affect the level of future credit loss expense. While the calculation of our ACL utilizes management's best judgment and all information reasonably available, the adequacy of the ACL is dependent on a variety of factors beyond our control, including, among other things, the performance of the entire loan portfolio, the economy, government actions, changes in interest rates and the view of regulatory authorities towards loan classifications.

A summary of the changes in the allowance for probable loan losses by loan class is as follows:

	December 31, 2022								
	Domestic							Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
	(Dollars in Thousands)								
Balance at December 31, 2021	$ 23,178	$ 35,390	$ 35,654	$ 3,291	$ 4,073	$ 7,754	$ 272	$ 762	$ 110,374
Losses charged to allowance	(9,050)	(2)	(16)	—	(160)	(28)	(223)	—	(9,479)
Recoveries credited to allowance	2,894	123	27	—	240	104	38	—	3,426
Net losses charged to allowance	(6,156)	121	11	—	80	76	(185)	—	(6,053)
Provision (credit) charged to operations	9,706	9,173	809	503	606	454	194	206	21,651
Balance at December 31, 2022	$ 26,728	$ 44,684	$ 36,474	$ 3,794	$ 4,759	$ 8,284	$ 281	$ 968	$ 125,972

	December 31, 2021								
	Domestic							Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
	(Dollars in Thousands)								
Balance at December 31, 2020	$ 21,908	$ 37,612	$ 30,000	$ 5,051	$ 3,874	$ 9,570	$ 291	$ 753	$ 109,059
Losses charged to allowance	(8,083)	(2)	(364)	—	(373)	(25)	(176)	(1)	(9,024)
Recoveries credited to allowance	1,943	—	171	—	60	164	46	—	2,384
Net losses charged to allowance	(6,140)	(2)	(193)	—	(313)	139	(130)	(1)	(6,640)
Provision (credit) charged to operations	7,410	(2,220)	5,847	(1,760)	512	(1,955)	111	10	7,955
Balance at December 31, 2021	$ 23,178	$ 35,390	$ 35,654	$ 3,291	$ 4,073	$ 7,754	$ 272	$ 762	$ 110,374

	December 31, 2020								
	Domestic							Foreign	
	Commercial	Commercial real estate: other construction & land development	Commercial real estate: farmland & commercial	Commercial real estate: multifamily	Residential: first lien	Residential: junior lien	Consumer	Foreign	Total
	(Dollars in Thousands)								
Balance at December 31, 2019	$ 11,145	$ 18,152	$ 16,533	$ 1,786	$ 3,762	$ 7,535	$ 542	$ 823	$ 60,278
Adoption of ASU 2016-13	4,247	13,391	(4,292)	(355)	(1,580)	(429)	(225)	(410)	10,347
Losses charged to allowance	(8,936)	(19)	(55)	—	(160)	(124)	(280)	—	(9,574)
Recoveries credited to allowance	2,191	35	117	—	21	186	69	10	2,629
Net losses charged to allowance	(6,745)	16	62	—	(139)	62	(211)	10	(6,945)
Provision (credit) charged to operations	13,261	6,053	17,697	3,620	1,831	2,402	185	330	45,379
Balance at December 31, 2020	$ 21,908	$ 37,612	$ 30,000	$ 5,051	$ 3,874	$ 9,570	$ 291	$ 753	$ 109,059

The allowance for credit losses is a reserve established through a provision for credit losses charged to expense, which represents management's best estimate of probable loan losses when evaluating loans (i) individually or (ii) collectively. The credit loss expense charged to operations for the twelve months ended December 31, 2022 has increased from the same period of 2021 in order to provide some protection from potential losses in our loan portfolio given the high level of uncertainty in the economy and a potential economic recession on the horizon. We have increased the severity of some of the qualitative loss factors in certain pools of the portfolio to encompass the economic uncertainty, resulting in an increase in the required ACL. The credit loss expense charged to operations for the twelve months ended December 31, 2021 decreased from the same period of 2020 as economic conditions in 2021 stabilized and in some cases, improved, impacting certain segments of our loan portfolio. The stabilization and improvement meant that the pool specific qualitative loss factors used in the December 31, 2020 ACL calculation remained constant in the December 31, 2021 ACL calculation, which positively impacted the calculation and resulted in a decrease in the credit loss expense for 2021.

The table below provides additional information on the balance of loans individually or collectively evaluated for impairment and their related allowance, by loan class:

	December 31, 2022			
	Loans Individually Evaluated For Impairment		Loans Collectively Evaluated For Impairment	
	Recorded Investment	Allowance	Recorded Investment	Allowance
	(Dollars in Thousands)			
Domestic				
Commercial.	$ 30,747	$ 2,375	$ 1,468,006	$ 24,353
Commercial real estate: other construction & land development	20,483	70	1,969,186	44,614
Commercial real estate: farmland & commercial	94	—	2,568,025	36,474
Commercial real estate: multifamily.	117	—	306,384	3,794
Residential: first lien	77	—	425,647	4,759
Residential: junior lien.	312	—	439,958	8,284
Consumer	—	—	41,592	281
Foreign.	—	—	159,975	968
Total	$ 51,830	$ 2,445	$ 7,378,773	$ 123,527

	December 31, 2021			
	Loans Individually Evaluated For Impairment		Loans Collectively Evaluated For Impairment	
	Recorded Investment	Allowance	Recorded Investment	Allowance
	(Dollars in Thousands)			
Domestic				
Commercial.	$ 298	$ 29	$ 1,501,554	$ 23,149
Commercial real estate: other construction & land development	589	70	1,667,524	35,320
Commercial real estate: farmland & commercial	562	—	2,710,494	35,654
Commercial real estate: multifamily.	131	—	284,405	3,291
Residential: first lien	87	—	403,571	4,073
Residential: junior lien.	—	—	464,173	7,754
Consumer	—	—	40,966	272
Foreign.	—	—	134,797	762
Total	$ 1,667	$ 99	$ 7,207,484	$ 110,275

Loans accounted for on a non-accrual basis at December 31, 2022, 2021 and 2020 amounted to $51,648,000, $1,921,000 and $19,822,000, respectively. The increase in non-accrual loans at December 31, 2022 is primarily attributable to two loans that were placed on non-accrual at the end of the fourth quarter of 2022. One relationship is secured by equipment used in the oil and gas industry and one is secured by real estate. The decrease in non-accrual loans at December 31, 2021 compared to December 31, 2020 is primarily attributable to a relationship secured by commercial property that was placed on non-accrual in the fourth quarter of 2020 and foreclosed upon in the first quarter of 2021. The effect of such non-accrual loans reduced interest income by approximately $116,000, $169,000 and $694,000 for the years ended December 31, 2022, 2021 and 2020, respectively. Amounts received on non-accruals are applied, for financial accounting purposes, first to principal and then to interest after all principal has been collected. Accruing loans contractually past due 90 days or more as to principal or interest payments at December 31, 2022, 2021 and 2020 amounted to approximately $6,132,000, $8,642,000 and $8,238,000, respectively.

The table below provides additional information on loans accounted for on a non-accrual basis by loan class:

	December 31, 2022		December 31, 2021	
	(Dollars in Thousands)			
Domestic				
Commercial.	$	30,747	$	298
Commercial real estate: other construction & land development		20,483		589
Commercial real estate: farmland & commercial		94		562
Commercial real estate: multifamily		117		131
Residential: first lien		207		341
Total non-accrual loans	$	51,648	$	1,921

Doubtful loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. We have identified these loans through our normal loan review procedures. Doubtful loans are measured based on (i) the present value of expected future cash flows discounted at the loan's effective interest rate; (ii) the loan's observable market price; or (iii) the fair value of the collateral if the loan is collateral dependent. Substantially all of our doubtful loans are measured at the fair value of the collateral. In limited cases, we may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

The following table details loans accounted for as "troubled debt restructuring," segregated by loan class. Loans accounted for as troubled debt restructuring are included in impaired loans.

	December 31, 2022		December 31, 2021	
	(Dollars in Thousands)			
Domestic				
Residential: first lien	$	1,642	$	2,254
Residential: junior lien		714		105
Consumer		802		878
Foreign		55		16
Total troubled debt restructuring	$	3,213	$	3,253

The Subsidiary Banks charge-off that portion of any loan which management considers to represent a loss as well as that portion of any other loan which is classified as a "loss" by bank examiners. Commercial and industrial or real estate loans are generally considered by management to represent a loss, in whole or part, when an exposure beyond any collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower's financial condition and general economic conditions in the borrower's industry. Generally, unsecured consumer loans are charged-off when 90 days past due.

While management considers that it is generally able to identify borrowers with financial problems reasonably early and to monitor credit extended to such borrowers carefully, there is no precise method of predicting loan losses. The determination that a loan is likely to be uncollectible and that it should be wholly or partially charged-off as a loss is an exercise of judgment. Similarly, the determination of the adequacy of the ACL (formerly allowance for probable loan losses) can be made only on a subjective basis. It is the judgment of our management that the ACL at December 31, 2022 and December 31, 2021, was adequate to absorb expected losses from loans in the portfolio at that date.

The following table presents information regarding the aging of past due loans by loan class:

	December 31, 2022						
	30 - 59 Days	60 - 89 Days	90 Days or Greater	90 Days or greater & still accruing	Total Past Due	Current	Total Portfolio
	(Dollars in Thousands)						
Domestic							
Commercial	$ 1,732	$ 258	$ 1,014	$ 59	$ 3,004	$ 1,495,750	$ 1,498,754
Commercial real estate: other construction & land development	1,130	—	—	—	1,130	1,988,539	1,989,669
Commercial real estate: farmland & commercial	1,744	117	—	—	1,861	2,566,257	2,568,118
Commercial real estate: multifamily	—	—	—	—	—	306,501	306,501
Residential: first lien	2,023	1,068	4,189	4,061	7,280	418,444	425,724
Residential: junior lien	925	771	1,717	1,717	3,413	436,857	440,270
Consumer	281	14	7	7	302	41,290	41,592
Foreign	717	23	288	288	1,028	158,947	159,975
Total past due loans	$ 8,552	$ 2,251	$ 7,215	$ 6,132	$ 18,018	$ 7,412,585	$ 7,430,603

	December 31, 2021						
	30 - 59 Days	60 - 89 Days	90 Days or Greater	90 Days or greater & still accruing	Total Past Due	Current	Total Portfolio
	(Dollars in Thousands)						
Domestic							
Commercial	$ 2,534	$ 303	$ 577	$ 577	$ 3,414	$ 1,498,438	$ 1,501,852
Commercial real estate: other construction & land development	499	334	188	188	1,021	1,667,092	1,668,113
Commercial real estate: farmland & commercial	18,164	172	644	307	18,980	2,692,076	2,711,056
Commercial real estate: multifamily	—	—	—	—	—	284,536	284,536
Residential: first lien	2,342	1,212	5,129	4,937	8,683	394,975	403,658
Residential: junior lien	747	115	1,055	1,055	1,917	462,256	464,173
Consumer	231	88	4	4	323	40,643	40,966
Foreign	1,319	232	1,574	1,574	3,125	131,672	134,797
Total past due loans	$ 25,836	$ 2,456	$ 9,171	$ 8,642	$ 37,463	$ 7,171,688	$ 7,209,151

The decrease in commercial real estate: farmland and commercial loans past due 30 – 59 days is primarily attributable to a relationship secured by real estate that was not past due in 2022. Our internal classified report is segregated into the following categories: (i) "Special Review Credits," (ii) "Watch List—Pass Credits," or (iii) "Watch List— Substandard Credits." The loans placed in the "Special Review Credits" category reflect our opinion that the loans reflect potential weakness which require monitoring on a more frequent basis. The "Special Review Credits" are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the "Watch List—Pass Credits" category reflect our opinion that the credit contains weaknesses which represent a greater degree of risk, which warrant "extra attention." The "Watch List—Pass Credits" are reviewed and discussed on a regular basis with the credit department and the lending staff to determine if a change in category is warranted. The loans placed in the "Watch List—Substandard Credits" classification are considered to be potentially inadequately protected by the current sound worth and debt service capacity of the borrower or of any pledged collateral. These credit obligations, even if apparently protected by collateral value, have shown defined weaknesses related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. Furthermore, there is the possibility that we could sustain some future loss if such weaknesses are not corrected.

Notes to Consolidated Financial Statements (Continued)

A summary of the loan portfolio by credit quality indicator by loan class is as follows:

	2022	2021	2020	2019	2018	Prior	Total
				(Dollars in Thousands)			
Balance at December 31, 2022							
Domestic							
Commercial							
Pass	$ 736,462	$ 524,879	$ 96,401	$ 35,917	$ 43,792	$ 29,464	$ 1,466,915
Special Review	377	213	—	—	—	—	590
Watch List - Substandard	161	149	143	—	49	—	502
Watch List - Doubtful	29,789	—	954	—	—	4	30,747
Total Commercial	$ 766,789	$ 525,241	$ 97,498	$ 35,917	$ 43,841	$ 29,468	$ 1,498,754
Commercial real estate: other construction & land development							
Pass	$ 913,675	$ 666,347	$ 173,824	$ 174,897	$ 35,069	$ 5,165	$ 1,968,977
Special Review	—	—	—	209	—	—	209
Watch List - Doubtful	19,982	407	94	—	—	—	20,483
Total Commercial real estate: other construction & land development	$ 933,657	$ 666,754	$ 173,918	$ 175,106	$ 35,069	$ 5,165	$ 1,989,669
Commercial real estate: farmland & commercial							
Pass	$ 811,117	$ 584,134	$ 456,200	$ 232,537	$ 325,214	$ 81,295	$ 2,490,497
Special Review	2,855	—	842	—	—	—	3,697
Watch List - Pass	17,060	247	—	—	—	—	17,307
Watch List - Substandard	2,275	—	54,152	96	—	—	56,523
Watch List - Doubtful	94	—	—	—	—	—	94
Total Commercial real estate: farmland & commercial	$ 833,401	$ 584,381	$ 511,194	$ 232,633	$ 325,214	$ 81,295	$ 2,568,118
Commercial real estate: multifamily							
Pass	$ 127,680	$ 87,469	$ 59,035	$ 12,026	$ 5,490	$ 14,684	$ 306,384
Watch List - Doubtful	117	—	—	—	—	—	117
Total Commercial real estate: multifamily	$ 127,797	$ 87,469	$ 59,035	$ 12,026	$ 5,490	$ 14,684	$ 306,501
Residential: first lien							
Pass	$ 138,771	$ 82,466	$ 49,591	$ 40,985	$ 33,814	$ 79,660	$ 425,287
Watch List - Substandard	—	360	—	—	—	—	360
Watch List - Doubtful	77	—	—	—	—	—	77
Total Residential: first lien	$ 138,848	$ 82,826	$ 49,591	$ 40,985	$ 33,814	$ 79,660	$ 425,724
Residential: junior lien							
Pass	$ 92,256	$ 108,815	$ 91,130	$ 41,273	$ 21,975	$ 84,509	$ 439,958
Watch List- Doubtful	—	312	—	—	—	—	312
Total Residential: junior lien	$ 92,256	$ 109,127	$ 91,130	$ 41,273	$ 21,975	$ 84,509	$ 440,270
Residential: junior lien							
Consumer							
Pass	$ 31,962	$ 6,603	$ 897	$ 489	$ 28	$ 1,613	$ 41,592
Total Consumer	$ 31,962	$ 6,603	$ 897	$ 489	$ 28	$ 1,613	$ 41,592
Foreign							
Pass	$ 124,265	$ 19,082	$ 5,362	$ 4,848	$ 3,417	$ 3,001	$ 159,975
Total Foreign	$ 124,265	$ 19,082	$ 5,362	$ 4,848	$ 3,417	$ 3,001	$ 159,975
Total Loans	$ 3,048,975	$ 2,081,483	$ 988,625	$ 543,277	$ 468,848	$ 299,395	$ 7,430,603

Notes to Consolidated Financial Statements (Continued)

	2021	2020	2019	2018	2017	Prior	Total
			(Dollars in Thousands)				
Balance at December 31, 2021							
Domestic							
Commercial							
Pass	$ 1,041,763	$ 167,691	$ 77,579	$ 58,439	$ 37,104	$ 5,144	$ 1,387,720
Special Review	74,559	497	139	81	—	—	75,276
Watch List - Pass	33,920	—	—	—	—	10	33,930
Watch List - Substandard	3,581	273	716	57	—	1	4,628
Watch List - Doubtful	224	—	—	—	74	—	298
Total Commercial	$ 1,154,047	$ 168,461	$ 78,434	$ 58,577	$ 37,178	$ 5,155	$ 1,501,852
Commercial							
Commercial real estate: other construction & land development							
Pass	$ 966,946	$ 312,389	$ 308,673	$ 37,124	$ 16,642	$ 2,439	$ 1,644,213
Special Review	—	—	211	—	—	—	211
Watch List - Pass	—	23,100	—	—	—	—	23,100
Watch List - Doubtful	485	104	—	—	—	—	589
Total Commercial real estate: other construction & land development	$ 967,431	$ 335,593	$ 308,884	$ 37,124	$ 16,642	$ 2,439	$ 1,668,113
Commercial real estate: farmland & commercial							
Pass	$ 1,001,335	$ 680,777	$ 288,333	$ 417,353	$ 96,096	$ 97,119	$ 2,581,013
Special Review	929	1,292	—	3,448	61	—	5,730
Watch List - Pass	18,790	44,059	—	—	94	1	62,944
Watch List - Substandard	—	54,097	3,899	—	2,355	456	60,807
Watch List - Doubtful	—	224	337	—	—	1	562
Total Commercial real estate: farmland & commercial	$ 1,021,054	$ 780,449	$ 292,569	$ 420,801	$ 98,606	$ 97,577	$ 2,711,056
Commercial real estate: multifamily							
Pass	$ 133,152	$ 40,766	$ 78,609	$ 10,632	$ 14,217	$ 7,029	$ 284,405
Watch List - Doubtful	—	131	—	—	—	—	131
Total Commercial real estate: multifamily	$ 133,152	$ 40,897	$ 78,609	$ 10,632	$ 14,217	$ 7,029	$ 284,536
Residential: first lien							
Pass	$ 128,742	$ 52,725	$ 57,249	$ 49,259	$ 29,477	$ 85,838	$ 403,290
Watch List - Substandard	56	—	103	—	122	—	281
Watch List - Doubtful	—	87	—	—	—	—	87
Total Residential: first lien	$ 128,798	$ 52,812	$ 57,352	$ 49,259	$ 29,599	$ 85,838	$ 403,658
Residential: junior lien							
Pass	$ 130,629	$ 123,062	$ 59,113	$ 30,603	$ 40,855	$ 79,911	$ 464,173
Total Residential: junior lien	$ 130,629	$ 123,062	$ 59,113	$ 30,603	$ 40,855	$ 79,911	$ 464,173
Consumer							
Pass	$ 32,053	$ 5,693	$ 1,370	$ 189	$ 9	$ 1,652	$ 40,966
Total Consumer	$ 32,053	$ 5,693	$ 1,370	$ 189	$ 9	$ 1,652	$ 40,966
Foreign							
Pass	$ 74,811	$ 33,360	$ 9,223	$ 8,852	$ 4,790	$ 3,761	$ 134,797
Total Foreign	$ 74,811	$ 33,360	$ 9,223	$ 8,852	$ 4,790	$ 3,761	$ 134,797
Total Loans	$ 3,641,975	$ 1,540,327	$ 885,554	$ 616,037	$ 241,896	$ 283,362	$ 7,209,151

The decrease in Commercial loans in the Special Review category is primarily attributable to the upgrade of a relationship secured by oil and gas properties to Pass. The decrease in the Commercial Watch List – Pass category is primarily attributable to the downgrade of a relationship secured by equipment used in the oil and gas industry to Watch-List Doubtful and a relationship secured by inventory, which was paid off in 2022. The decrease in Commercial Real Estate: Other Construction and Land Development loans in the Watch List – Pass category is primarily attributable to the downgrade of a loan secured by real estate to Watch List – Doubtful. The decrease in Commercial Real Estate: Farmland & Commercial Watch List – Pass category is primarily attributable to a relationship secured by real estate that was paid off in 2022.

(5) Bank Premises and Equipment

A summary of bank premises and equipment, by asset classification, at December 31, 2022 and 2021 were as follows:

	Estimated useful lives			2022		2021
				(Dollars in Thousands)		
Bank buildings and improvements.	5	-	39 years	$ 571,665	$	573,276
Furniture, equipment and vehicles	1	-	20 years	307,990		302,847
Land				108,622		113,118
Less: accumulated depreciation				(556,665)		(542,159)
Bank premises and equipment, net				$ 431,612	$	447,082

(6) Goodwill and Other Intangible Assets

The majority of our identified intangibles are in the form of amortizable core deposit premium. A small portion of the fully amortized identified intangibles represent identified intangibles in the acquisition of the rights to the insurance agency contracts of InsCorp, Inc., acquired in 2008. Information on our identified intangible assets follows:

	Carrying Amount		Accumulated Amortization		Net	
	(Dollars in Thousands)					
December 31, 2022:						
Core deposit premium	$	58,675	$	58,675	$	—
Identified intangible (contract rights)		2,022		2,022		—
Total identified intangibles	$	60,697	$	60,697	$	—
December 31, 2021:						
Core deposit premium	$	58,675	$	58,675	$	—
Identified intangible (contract rights)		2,022		2,022		—
Total identified intangibles	$	60,697	$	60,697	$	—

Amortization expense of intangible assets was $0, $0 and $0 for the years ended December 31, 2022, 2021 and 2020.

There were no changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2021.

(7) Deposits

Deposits as of December 31, 2022 and 2021 and related interest expense for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022	2021
	(Dollars in Thousands)	
Deposits:		
Demand - non-interest bearing		
Domestic	$ 4,744,299	$ 4,805,999
Foreign	1,101,756	1,032,527
Total demand non-interest bearing	5,846,055	5,838,526
Savings and interest-bearing demand		
Domestic	3,448,717	3,555,279
Foreign	1,297,051	1,035,269
Total savings and interest-bearing demand	4,745,768	4,590,548
Time, certificates of deposit $100,000 or more		
Domestic	652,073	794,757
Foreign	892,619	866,160
Less than $100,000		
Domestic	276,660	286,499
Foreign	246,832	241,387
Total time, certificates of deposit	2,068,184	2,188,803
Total deposits	$12,660,007	$12,617,877

	2022	2021	2020
	(Dollars in Thousands)		
Interest expense:			
Savings and interest-bearing demand			
Domestic	$ 9,196	$ 3,268	$ 5,098
Foreign	3,490	842	1,260
Total savings and interest-bearing demand	12,686	4,110	6,358
Time, certificates of deposit $100,000 or more			
Domestic	5,528	6,652	8,827
Foreign	3,867	3,452	7,536
Less than $100,000			
Domestic	1,027	984	1,781
Foreign	735	567	1,086
Total time, certificates of deposit	11,157	11,655	19,230
Total interest expense on deposits	$ 23,843	$ 15,765	$ 25,588

Scheduled maturities of time deposits as of December 31, 2022 were as follows:

	Total
	(Dollars in thousands)
2023	$ 1,922,183
2024	113,090
2025	19,939
2026	11,575
2027	1,390
Thereafter	7
Total	$ 2,068,184

Scheduled maturities of time deposits in amounts of $100,000 or more at December 31, 2022, were as follows:

	Total
	(Dollars in thousands)
Due within 3 months or less	$ 692,708
Due after 3 months and within 6 months	341,445
Due after 6 months and within 12 months	411,772
Due after 12 months	98,767
	$ 1,544,692

Time deposits that meet or exceed the FDIC insurance limit of $250,000 at December 31, 2022 and December 31, 2021 were $1,004,870,000 and $1,125,318,000, respectively.

(8) Securities Sold Under Repurchase Agreements

Our Subsidiary Banks have entered into repurchase agreements with individual customers of the Subsidiary Banks. The purchasers have agreed to resell to the Subsidiary Banks identical securities upon the maturities of the agreements. Securities sold under repurchase agreements were mortgage-backed securities and averaged $476,877,000 and $411,611,000 during 2022 and 2021, respectively, and the maximum amount outstanding at any month end during 2022 and 2021 was $513,368,000 and $443,980,000, respectively.

Further information related to repurchase agreements at December 31, 2022 and 2021 is set forth in the following table:

	Collateral Securities		Repurchase Borrowing	
	Book Value of Securities Sold	Fair Value of Securities Sold	Balance of Liability	Weighted Average Interest Rate
		(Dollars in Thousands)		
December 31, 2022 term:				
Overnight agreements	$ 664,491	$ 559,637	$ 419,703	1.61 %
1 to 29 days	—	—	—	—
30 to 90 days	—	—	—	—
Over 90 days	20,852	16,968	11,488	1.32
Total	$ 685,343	$ 576,605	$ 431,191	1.60 %
December 31, 2021 term:				
Overnight agreements	$ 500,495	$ 492,026	$ 428,235	0.16 %
1 to 29 days	—	—	—	—
30 to 90 days	—	—	—	—
Over 90 days	11,452	11,229	11,437	0.48
Total	$ 511,947	$ 503,255	$ 439,672	0.17 %

The book value and fair value of securities sold includes the entire book value and fair value of securities partially or fully pledged under repurchase agreements.

(9) Other Borrowed Funds

Other borrowed funds include Federal Home Loan Bank borrowings, which may be short, and long-term fixed borrowings issued by the Federal Home Loan Bank of Dallas and the Federal Home Loan Bank of Topeka at the market price offered at the time of funding. These borrowings are secured by mortgage-backed investment securities and a portion of our loan portfolio. The decrease in long-term borrowings at December 31, 2022 is a result of three non-amortizing long-term, callable advances issued by the Federal Home Loan Bank of Dallas being called in the fourth quarter of 2022. The advances totaled $425,000,000.

Further information regarding our other borrowed funds at December 31, 2022 and 2021 is set forth in the following table:

	December 31,			
	2022		2021	
	(Dollars in Thousands)			
Federal Home Loan Bank advances—short-term				
Balance at year end	$	—	$	—
Rate on balance outstanding at year end		— %		— %
Average daily balance	$	—	$	—
Average rate		— %		— %
Maximum amount outstanding at any month end	$	—	$	—
Federal Home Loan Bank advances—long-term[1]				
Balance at year end	$	10,944	$	436,138
Rate on balance outstanding at year end		2.61 %		1.73 %
Average daily balance	$	386,924	$	436,225
Average rate		1.75 %		1.71 %
Maximum amount outstanding at any month end	$	436,122	$	436,311

(1) Long-term advances at December 31, 2022 and December 31, 2021 consisted of both amortizing and non-amortizing advances. The non-amortizing advances totaling $425,000,000 were called by the Federal Home Loan bank in the fourth quarter of 2022. Two amortizing advances are outstanding at December 31, 2021 in the amounts of $2,974,000 and $7,969,000 and mature in December 2033 and November 2033, respectively. The amortization on the amortizing long-term advances totals approximately $199,000, $204,000, $210,000, $215,000 and $221,000 for the years ending December 31, 2023, 2024, 2025, 2026 and December 31, 2027, respectively.

(10) Junior Subordinated Deferrable Interest Debentures

We have formed five statutory business trusts under the laws of the State of Delaware for the purpose of issuing trust preferred securities. These statutory business trusts (the "Trusts") have each issued Capital and Common Securities and invested the proceeds thereof in an equivalent amount of junior subordinated debentures (the "Debentures") we issued. As of December 31, 2022 and December 31, 2021, the principal amount of debentures outstanding totaled $134,642,000.

The Debentures are subordinated and junior in right of payment to all our present and future senior indebtedness (as defined in the respective indentures) and are *pari passu* with one another. The interest rate payable on, and the payment terms of the Debentures are the same as the distribution rate and payment terms of the respective issues of Capital and Common Securities issued by the Trusts. We have fully and unconditionally guaranteed the obligations of each of the Trusts with respect to the Capital and Common Securities. We have the right, unless an Event of Default (as defined in the Indentures) has occurred and is continuing, to defer payment of interest on the Debentures for up to twenty consecutive quarterly periods on Trusts VIII, IX, X, XI and XII. If interest payments on any of the Debentures are deferred, distributions on both the Capital and Common Securities related to that Debenture would also be deferred. The redemption prior to maturity of any of the Debentures may require the prior approval of the Federal Reserve and/or other regulatory bodies.

For financial reporting purposes, the Trusts are treated as investments and not consolidated in the consolidated financial statements. Although the Capital Securities issued by each of the Trusts are not included as a component of shareholders' equity on the consolidated statement of condition, the Capital Securities are treated as capital for regulatory purposes. Specifically, under applicable regulatory guidelines, the Capital Securities issued by the Trusts qualify as Tier 1 capital up to a maximum of 25% of Tier 1 capital on an aggregate basis. Any amount that exceeds the 25% threshold would qualify as Tier 2 capital. At December 31, 2022 and December 31, 2021, the total $134,642,000 of the Capital Securities outstanding qualified as Tier 1 capital.

The following table illustrates key information about each of the Debentures and their interest rates at December 31, 2022:

	Junior Subordinated Deferrable Interest Debentures	Repricing Frequency	Interest Rate	Interest Rate Index(1)		Maturity Date	Optional Redemption Date[1]
				(Dollars in Thousands)			
Trust VIII	$ 25,774	Quarterly	7.13 %	LIBOR +	3.05	October 2033	October 2008
Trust IX	41,238	Quarterly	5.36 %	LIBOR +	1.62	October 2036	October 2011
Trust X	21,021	Quarterly	6.09 %	LIBOR +	1.65	February 2037	February 2012
Trust XI	25,990	Quarterly	5.36 %	LIBOR +	1.62	July 2037	July 2012
Trust XII.	20,619	Quarterly	6.21 %	LIBOR +	1.45	September 2037	September 2012
	$ 134,642						

(1) The Capital Securities may be redeemed in whole or in part on any interest payment date after the Optional Redemption Date.

(11) Earnings per Share ("EPS")

Basic EPS is calculated by dividing net income by the weighted average number of common shares outstanding. The computation of diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The calculation of the basic EPS and the diluted EPS for the years ended December 31, 2022, 2021, and 2020 is set forth in the following table:

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
		(Dollars in Thousands, Except Per Share Amounts)	
December 31, 2022:			
Basic EPS			
Net income available to common shareholders	$ 300,232	62,658,414	$ 4.79
Potential dilutive common shares	—	151,820	
Diluted EPS	$ 300,232	62,810,234	$ 4.78
December 31, 2021:			
Basic EPS			
Net income available to common shareholders	$ 253,922	63,352,737	$ 4.01
Potential dilutive common shares	—	133,629	
Diluted EPS	$ 253,922	63,486,366	$ 4.00
December 31, 2020:			
Basic EPS			
Net income available to common shareholders	$ 167,319	63,725,819	$ 2.63
Potential dilutive common shares	—	127,316	
Diluted EPS	$ 167,319	63,853,135	$ 2.62

(12) Employees' Profit-Sharing Plan

We have a deferred profit-sharing plan for full-time employees with a minimum of one year of continuous employment. Our annual contribution to the plan is based on a percentage, as determined by our Board of Directors, of income before income taxes, as defined, for the year. Allocation of the contribution among officers and employees' accounts is based on length of service and amount of salary earned. Profit sharing costs of $4,300,000, $3,550,000 and $4,000,000 were charged to income for the years ended December 31, 2022, 2021, and 2020, respectively.

(13) International Operations

We provide international banking services for our customers through our Subsidiary Banks. Neither we nor our Subsidiary Banks have facilities located outside the United States. International operations are distinguished from domestic operations based upon the domicile of the customer.

Because the resources we employ are common to both international and domestic operations, it is not practical to determine net income generated exclusively from international activities.

A summary of assets attributable to international operations at December 31, 2022 and 2021 are as follows:

	2022		2021	
	(Dollars in Thousands)			
Loans:				
Commercial	$	103,748	$	91,861
Others		56,227		42,936
		159,975		134,797
Less allowance for probable loan losses...........		(968)		(762)
Net loans..................................	$	159,007	$	134,035
Accrued interest receivable.....................	$	515	$	605

At December 31, 2022 and December 31, 2021, we had $131,254,000 and $111,955,000, respectively, in outstanding standby and commercial letters of credit to facilitate trade activities.

Revenues directly attributable to international operations were approximately $4,821,000, $4,090,000 and $4,676,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

(14) Income Taxes

We file a consolidated U.S. Federal and State income tax return. The current and deferred portions of net income tax expense included in the consolidated statements of income are presented below for the years ended December 31:

	2022		2021		2020	
	(Dollars in Thousands)					
Current						
U.S.........................	$	66,670	$	59,591	$	43,794
State........................		5,118		5,272		3,709
Foreign		—		—		58
Total current taxes............		71,788		64,863		47,561
Deferred						
U.S.........................		10,555		3,794		(2,733)
State........................		64		(252)		(389)
Total deferred taxes...........		10,619		3,542		(3,122)
Total income taxes............	$	82,407	$	68,405	$	44,439

Total income tax expense differs from the amount computed by applying the U.S. Federal income tax rate of 21% for 2022, 2021 and 2020 to income before income taxes. The reasons for the differences for the years ended December 31 are as follows:

	2022	2021	2020
		(Dollars in Thousands)	
Computed expected tax expense	$ 80,893	$ 68,011	$ 45,218
Change in taxes resulting from:			
Tax-exempt interest income	(2,433)	(2,970)	(2,709)
State tax, net of federal income taxes, tax credit and refunds....	4,094	3,966	2,622
Other investment income........	(1,391)	(1,753)	(2,205)
Net investment in low-income housing investments	1,906	203	1,990
Other	(662)	948	(477)
Actual tax expense............	$ 82,407	$ 68,405	$ 44,439

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2022 and 2021 are reflected below:

	2022	2021
	(Dollars in Thousands)	
Deferred tax assets:		
Loans receivable, principally due to the allowance for probable loan losses	$ 25,982	$ 22,773
Other real estate owned	1,194	1,227
Accrued expenses..	186	81
Net unrealized losses on available for sale investment securities......	130,586	9,062
Other	5,000	4,842
Total deferred tax assets......................................	162,948	37,985
Deferred tax liabilities:		
Bank premises and equipment, principally due to differences on depreciation	(13,615)	(12,163)
Impairment charges on available-for-sale securities	(19)	(19)
Identified intangible assets and goodwill	(14,125)	(13,966)
Other	(36,566)	(24,235)
Total deferred tax liabilities....................................	(64,325)	(50,383)
Net deferred tax liability	$ 98,623	$ (12,398)

The net deferred tax asset of $98,623,000 at December 31, 2022 is included in other assets in the consolidated statements of condition. The net deferred tax liability of $12,398,000 at December 31, 2021 is included in other liabilities in the consolidated statements of condition.

(15) Stock Options and Stock Appreciation Rights

On April 5, 2012, the Board of Directors adopted the 2012 International Bancshares Corporation Stock Option Plan (the "2012 Plan"). There are 800,000 shares available for stock option grants under the 2012 Plan. Under the 2012 Plan, both qualified incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") may be granted. Options granted may be exercisable for a period of up to 10 years from the date of grant, excluding ISOs granted to 10% shareholders, which may be exercisable for a period of up to only five years. On April 4, 2022, the 2012 Plan expired and was not renewed.

The fair value of each option award granted under the plan is estimated on the date of grant using a Black-Scholes-Merton option valuation model that uses the assumptions noted in the following table. Expected volatility is based on the historical volatility of the price of our stock. We use historical data to estimate the expected dividend yield and employee termination rates within the valuation model. The expected term of options is derived from historical exercise behavior. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	2022	2021
Expected Life (Years).................................	7.00	7.00
Dividend yield.....................................	3.08 %	3.18 %
Interest rate	1.94 %	1.02 %
Volatility	37.78 %	37.84 %

A summary of option activity under the stock option plans for the twelve months ended December 31, 2022 is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($)
				(Dollars in Thousands)
Options outstanding at December 31, 2021.................	520,551	$ 28.28		
Plus: Options granted	31,150	38.92		
Less:				
Options exercised...................................	69,479	22.14		
Options expired	—	—		
Options forfeited....................................	20,400	33.99		
Options outstanding at December 31, 2022.................	461,822	29.67	4.07	$ 7,430
Options fully vested and exercisable at December 31, 2022	258,215	$ 25.26	2.26	$ 5,293

Stock-based compensation expense included in the consolidated statements of income for the years ended December 31, 2022, 2021 and 2020 was approximately $449,000, $506,000 and $743,000, respectively. As of December 31, 2022, there was approximately $762,000 of total unrecognized stock-based compensation cost related to non-vested options granted under our plans that will be recognized over a weighted average period of 1.7 years.

Other information pertaining to option activity during the twelve months ended December 31, 2022, 2021 and 2020 is as follows:

	Twelve Months Ended December 31,		
	2022	2021	2020
Weighted average grant date fair value of stock options granted	$ 11.24	$ 10.20	$ 2.46
Total fair value of stock options vested..........	$ 514,000	$ 1,308,000	$ 1,218,000
Total intrinsic value of stock options exercised ...	$ 1,670,000	$ 2,536,000	$ 356,000

On April 18, 2022, the Board of Directors adopted the 2022 International Bancshares Stock Appreciation Rights Plan (the "SAR Plan"). There are 750,000 shares of underlying common stock that may be used for stock appreciation right ("SAR") grants under the plan, however, no actual shares will be granted. Upon exercise, the SAR will be settled in cash. SARs granted may be exercisable for a period of up to 10 years from the date of grant and may vest over an eight-year period. As of December 31, 2022, a total of 502,250 SARS had been issued under the SAR Plan.

A summary of activity under the SAR Plan for the twelve months ended December 31, 2022 is as follows:

	Number of stock appreciation rights	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value ($)
				(Dollars in Thousands)
Stock appreciation rights outstanding at December 31, 2021	—	$ —		
Plus: Stock appreciation rights granted	502,250	39.95		
Less:				
Stock appreciation rights exercised	—	—		
Stock appreciation rights expired	—	—		
Stock appreciation rights forfeited	13,000	39.33		
Stock appreciation rights outstanding at December 31, 2022	489,250	39.35	9.50	$ 3,136
Stock appreciation rights fully vested and exercisable at December 31, 2022	—	$ —		

The fair value of the liability for payments due to stock appreciation rights holders at December 31, 2022 is approximately $546,000, as calculated using a Black-Sholes Merton model, and is included in other liabilities on the consolidated statements of condition. The expense recorded in connection with all grants under the SAR Plan totaled $546,000 for the twelve months ended December 31, 2022.

(16) Commitments, Contingent Liabilities and Other Matters

On March 15, 2020, the FRB announced that it had reduced regulatory reserve requirements to zero percent effective on March 26, 2020; therefore no cash is required to be maintained to satisfy regulatory reserve requirements.

We are involved in various legal proceedings that are in various stages of litigation. We have determined, based on discussions with our counsel that any material loss in such actions, individually or in the aggregate, is remote or the damages sought, even if fully recovered, would not be considered material to our consolidated statements of condition and related statements of income, comprehensive income, shareholders' equity and cash flows. However, many of these matters are in various stages of proceedings and further developments could cause management to revise its assessment of these matters.

(17) Transactions with Related Parties

In the ordinary course of business, the Subsidiary Banks make loans to our directors and executive officers, including their affiliates, families and companies in which they are principal owners. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than normal risk of collectability or present other unfavorable features. The aggregate amounts receivable from such related parties amounted to approximately $28,708,000 and $18,881,000 at December 31, 2022 and 2021, respectively.

(18) Financial Instruments with Off-Statement of Condition Risk and Concentrations of Credit Risk

In the normal course of business, the Subsidiary Banks are party to financial instruments with off-statement of condition risk to meet the financing needs of their customers. These financial instruments include commitments to their customers. These financial instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated statement of condition. The contract amounts of these instruments reflect the extent of involvement the Subsidiary Banks have in particular classes of financial instruments. At December 31, 2022, the following financial amounts of instruments, whose contract amounts represent credit risks, were outstanding:

Commitments to extend credit	$ 3,056,718,000
Credit card lines.	14,747,000
Standby letters of credit	129,411,000
Commercial letters of credit	1,843,000

We enter into a standby letter of credit to guarantee performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved is represented by the contractual amounts of those instruments. Under the standby letters of credit, we are required to make payments to the beneficiary of the letters of credit upon request by the beneficiary so long as all performance criteria have been met. At December 31, 2022, the maximum potential amount of future payments is approximately $129,411,000. At December 31, 2022, the fair value of these guarantees is not significant. Unsecured letters of credit totaled approximately $40,249,000 and $29,254,000 at December 31, 2022 and 2021, respectively.

We enter into commercial letters of credit on behalf of our customers which authorize a third party to draw drafts upon us up to a stipulated amount and with specific terms and conditions. A commercial letter of credit is a conditional commitment on our part to provide payment on drafts drawn in accordance with the terms of the commercial letter of credit.

The Subsidiary Banks' exposure to credit loss in the event of nonperformance by the other party to the above financial instruments is represented by the contractual amounts of the instruments. The Subsidiary Banks use the same credit policies in making commitments and conditional obligations as they do for on-statement of condition instruments. The Subsidiary Banks control the credit risk of these transactions through credit approvals, limits and monitoring procedures. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates normally less than one year or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Subsidiary Banks evaluate each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Subsidiary Banks upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include residential and commercial real estate, bank certificates of deposit, accounts receivable and inventory.

The Subsidiary Banks make commercial, real estate and consumer loans to customers principally located in South, Central and Southeast Texas and the State of Oklahoma. Although the loan portfolio is diversified, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic conditions in these areas, especially in the real estate and commercial business sectors.

(19) Capital Requirements

Bank regulatory agencies limit the amount of dividends, which the Subsidiary Banks can pay, without obtaining prior approval from such agencies. At December 31, 2022, the Subsidiary Banks could pay dividends of up to $961,000,000 without prior regulatory approval and without adversely affecting their "well-capitalized" status under regulatory capital rules in effect at December 31, 2022. In addition to legal requirements, regulatory authorities also consider the adequacy of the Subsidiary Banks' total capital in relation to their deposits and other factors. These capital adequacy considerations also limit amounts available for payment of dividends. We historically have not allowed any Subsidiary Bank to pay dividends in such a manner as to impair its capital adequacy.

We and the Subsidiary Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-statement of condition items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Current quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table on the following page) of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2022, that we met all capital adequacy requirements to which we are subject.

In July 2013, the FDIC and other regulatory bodies established a new, comprehensive capital framework for U.S. banking organizations, consisting of minimum requirements that increase both the quantity and quality of capital held by banking organizations. The final rules are a result of the implementation of the BASEL III capital reforms and various Dodd-Frank related capital provisions. Consistent with the Basel international framework, the rules include a new minimum ratio of Common Equity Tier 1 ("CET1") to risk-weighted assets of 4.5% and a CET1 capital conservation buffer of 2.5% of risk-weighted assets. The capital conservation buffer began phasing-in on January 1, 2016 at .625% and increased each year until January 1, 2019, when we were required to have a 2.5% capital conservation buffer, effectively resulting in a minimum ratio of CET1 capital to risk-weighted assets of at least 7% upon full implementation. The rules also raised the minimum ratio of Tier 1 capital to risk-weighted assets from 4% to 6% and include a minimum leverage ratio of 4% for all banking organizations. Regarding the quality of capital, the rules emphasize CET1 capital and implements strict eligibility criteria for regulatory capital instruments. The rules also improve the methodology for calculating risk-weighted assets to enhance risk sensitivity. The rules were subject to a four-year phase-in period for mandatory compliance, and we were required to begin to phase-in the new rules beginning on January 1, 2015. We believe that as of December 31, 2022, we meet all fully phased-in capital adequacy requirements.

On November 21, 2017, the OCC, the Federal Reserve and the FDIC finalized a proposed rule that extends the current treatment under the regulatory capital rules for certain regulatory capital deductions and risk weights and certain minority interest requirements, as they apply to banking organizations that are not subject to the advanced approaches capital rules. Effective January 1, 2018, the rule also paused the full transition to the Basel III treatment of mortgage servicing assets, certain deferred tax assets, investments in the capital of unconsolidated financial institutions and minority interests. The agencies are also considering whether to make adjustments to the capital rules in response to CECL (the FASB Standard relating to current expected credit loss) and its potential impact on regulatory capital.

On December 7, 2017, the Basel Committee on Banking Supervision unveiled the latest round of its regulatory capital framework, commonly called "Basel IV." The framework makes changes to the capital framework first introduced as "Basel III" in 2010. The committee targeted 2022-2027 as the timeframe for implementation by regulators in individual countries, including the U.S. federal bank regulatory agencies (after notice and comment).

The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 capital to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall.

As of December 31, 2022, our capital levels continue to exceed all capital adequacy requirements under the Basel III Capital Rules as currently applicable to us.

On May 24, 2018, the EGRRCPA was enacted, and, among other things, it includes a simplified capital rule change which effectively exempts banks with assets of less than $10 billion that exceed the "community bank leverage ratio," from all risk-based capital requirements, including Basel III and its predecessors. The federal banking agencies must establish the "community bank leverage ratio" (a ratio of tangible equity to average consolidated assets) between 8% and 10% before community banks can begin to take advantage of this regulatory relief provision. Some of the Subsidiary Banks, with assets of less than $10 billion, may qualify for this exemption. Additionally, under the EGRRCPA, qualified bank holding companies with assets of up to $3 billion (currently $1 billion) will be eligible for the Federal Reserve's Small Bank Holding Company Policy Statement, which eases limitations on the issuance of debt by holding companies.

On August 28, 2018, the Federal Reserve issued an interim final rule expanding the applicability of its Small Bank Holding Company Policy Statement. While holding companies that meet the conditions of the policy statement are excluded from consolidated capital requirements, their depository institutions continue to be subject to minimum capital requirements. Finally, for banks that continue to be subject to the risk-based capital rules of Basel III (e.g., 150%), certain commercial real estate loans that were formally classified as high volatility commercial real estate 31 ("HVCRE") will not be subject to heightened risk weights if they meet certain criteria. Also, while acquisition, development, and construction ("ADC") loans will generally be subject to heightened risk weights, certain exceptions will apply. On September 18, 2018, the federal banking agencies issued a proposed rule modifying the agencies' capital rules for HVCRE.

As of December 31, 2022, the most recent notification from the FDIC categorized all the Subsidiary Banks as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," we must maintain minimum Total risk-based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed our categorization as well-capitalized.

In December 2018, the federal bank regulators issued a final rule that would provide an optional three-year phase-in period for the day-one regulatory capital effects of the adoption of ASU 2016-13 to ASC 326 "Financial Instruments – Credit Losses," as amended, on January 1, 2020. We did not elect to use the optional three-year phase-in period when we adopted ASU 2016-13 to ASC 326 "Financial Instruments – Credit Losses," as amended, on January 1, 2020.

Our actual capital amounts and ratios for 2022 under current guidelines are presented in the following table:

	Actual		For Capital Adequacy Purposes Phase In Schedule		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount (greater than or equal to)	Ratio (greater than or equal to)	Amount (greater than or equal to)	Ratio (greater than or equal to)
			(Dollars in Thousands)			
As of December 31, 2022:						
Common Equity Tier 1 (to Risk Weighted Assets):						
Consolidated	$ 2,232,723	20.21 %	$ 773,398	7.000 %	N/A	N/A
International Bank of Commerce, Laredo	1,310,616	18.07	507,625	7.000	$ 471,366	6.50 %
International Bank of Commerce, Brownsville	363,093	20.86	121,855	7.000	113,151	6.50
International Bank of Commerce, Oklahoma	232,689	21.17	76,941	7.000	71,445	6.50
Commerce Bank	98,087	42.26	16,248	7.000	15,088	6.50
International Bank of Commerce, Zapata	71,418	37.70	13,261	7.000	12,314	6.50
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 2,455,468	22.22 %	$ 1,160,096	10.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,401,298	19.32	761,438	10.500	$ 725,179	10.00 %
International Bank of Commerce, Brownsville	383,804	22.05	182,782	10.500	174,078	10.00
International Bank of Commerce, Oklahoma	243,739	22.18	115,412	10.500	109,916	10.00
Commerce Bank	100,798	43.43	24,372	10.500	23,212	10.00
International Bank of Commerce, Zapata	73,420	38.76	19,892	10.500	18,945	10.00
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	$ 2,324,903	21.04 %	$ 939,126	8.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,310,616	18.07	616,402	8.500	$ 580,143	8.00 %
International Bank of Commerce, Brownsville	363,093	20.86	147,966	8.500	139,262	8.00
International Bank of Commerce, Oklahoma	232,689	21.17	93,429	8.500	87,933	8.00
Commerce Bank	98,087	42.26	19,730	8.500	18,569	8.00
International Bank of Commerce, Zapata	71,418	37.70	16,103	8.500	15,156	8.00
Tier 1 Capital (to Average Assets):						
Consolidated	$ 2,324,903	14.59 %	$ 637,578	4.00 %	$ N/A	N/A
International Bank of Commerce, Laredo	1,310,616	13.09	400,489	4.00	500,611	5.00 %
International Bank of Commerce, Brownsville	363,093	8.95	162,246	4.00	202,808	5.00
International Bank of Commerce, Oklahoma	232,689	13.48	69,028	4.00	86,286	5.00
Commerce Bank	98,087	14.39	27,270	4.00	34,088	5.00
International Bank of Commerce, Zapata	71,418	15.00	19,048	4.00	23,811	5.00

Our actual capital amounts and ratios for 2021 are also presented in the following table:

| | Actual | | For Capital Adequacy Purposes | | To Be Well-Capitalized Under Prompt Corrective Action Provisions | |
	Amount	Ratio	Amount (greater than or equal to)	Ratio (greater than or equal to)	Amount (greater than or equal to)	Ratio (greater than or equal to)
				(Dollars in Thousands)		
As of December 31, 2021:						
Common Equity Tier 1 (to Risk Weighted Assets):						
Consolidated	$ 2,057,928	20.47 %	$ 703,710	7.000 %	N/A	N/A
International Bank of Commerce, Laredo	1,287,687	19.74	456,544	7.000	$ 423,934	6.50 %
International Bank of Commerce, Oklahoma	315,957	19.80	111,690	7.000	103,712	6.50
International Bank of Commerce, Brownsville	221,567	18.59	83,452	7.000	77,491	6.50
International Bank of Commerce, Zapata	102,375	46.06	15,559	7.000	14,448	6.50
Commerce Bank	75,303	42.25	12,475	7.000	11,584	6.50
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 2,284,579	22.73 %	$ 1,055,565	10.500 %	N/A	N/A %
International Bank of Commerce, Laredo	1,367,487	20.97	684,816	10.500	$ 652,206	10.00
International Bank of Commerce, Oklahoma	334,495	20.96	167,535	10.500	159,557	10.00
International Bank of Commerce, Brownsville	232,454	19.50	125,178	10.500	119,217	10.00
International Bank of Commerce, Zapata	104,996	47.24	23,339	10.500	22,227	10.00
Commerce Bank	77,354	43.40	18,713	10.500	17,822	10.00
Tier 1 Capital (to Risk Weighted Assets):						%
Consolidated	$ 2,170,682	21.59 %	$ 854,505	8.500 %	N/A	N/A
International Bank of Commerce, Laredo	1,287,687	19.74	554,375	8.500	$ 521,764	8.00
International Bank of Commerce, Oklahoma	315,957	19.80	135,623	8.500	127,645	8.00
International Bank of Commerce, Brownsville	221,567	18.59	101,334	8.500	95,374	8.00
International Bank of Commerce, Zapata	102,375	46.06	18,893	8.500	17,782	8.00
Commerce Bank	75,303	42.25	15,149	8.500	14,258	8.00 %
Tier 1 Capital (to Average Assets):						
Consolidated	$ 2,170,682	13.94 %	$ 622,671	4.00 %	$ N/A	N/A
International Bank of Commerce, Laredo	1,287,687	11.14	462,225	4.00	577,781	5.00
International Bank of Commerce, Oklahoma	315,957	20.17	62,663	4.00	78,329	5.00
International Bank of Commerce, Brownsville	221,567	11.49	77,164	4.00	96,455	5.00
International Bank of Commerce, Zapata	102,375	16.10	25,441	4.00	31,801	5.00
Commerce Bank	75,303	16.15	18,651	4.00	23,314	5.00

(20) Fair Value

ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 applies to all financial instruments that are being measured and reported on a fair value basis. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; it also establishes a fair value hierarchy that prioritizes the inputs used in valuation methodologies into the following three levels:

- Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2 Inputs—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 Inputs—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or other valuation techniques,

Notes to Consolidated Financial Statements (Continued)

as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is set forth below.

The following table represents financial instruments reported on the consolidated statements of condition at their fair value as of December 31, 2022 by level within the fair value measurement hierarchy.

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (Dollars in Thousands) | | |
	Assets/Liabilities Measured at Fair Value December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Assets:				
Available for sale debt securities				
U.S. Treasury securities	$ 49,393	$ —	$ 49,393	$ —
Residential mortgage-backed securities	4,209,212	—	4,209,212	—
States and political subdivisions	159,191	—	159,191	—
Equity Securities	5,358	5,358	—	—
	$ 4,423,154	$ 5,358	$ 4,417,796	$ —

The following table represents financial instruments reported on the consolidated balance sheets at their fair value as of December 31, 2021 by level within the fair value measurement hierarchy.

| | | Fair Value Measurements at Reporting Date Using | | |
| | | (Dollars in Thousands) | | |
	Assets/Liabilities Measured at Fair Value December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Measured on a recurring basis:				
Assets:				
Available for sale securities				
Residential mortgage - backed securities	$ 4,169,363	$ —	$ 4,169,363	$ —
States and political subdivisions	44,557	—	44,557	—
Equity Securities	6,079	6,079	—	—
	$ 4,219,999	$ 6,079	$ 4,213,920	$ —

For the years ended December 31, 2022 and December 31, 2021, debt investment securities available-for-sale are classified within Level 2 of the valuation hierarchy. Equity securities with readily determinable fair values are classified within Level 1. For debt securities classified as Level 2 in the fair value hierarchy, we obtain fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Notes to Consolidated Financial Statements (Continued)

Certain financial instruments are measured at fair value on a nonrecurring basis. They are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following table represents financial instruments measured at fair value on a non-recurring basis as of and for the period ended December 31, 2022 by level within the fair value measurement hierarchy:

	Assets/Liabilities Measured at Fair Value Period ended December 31, 2022	Fair Value Measurements at Reporting Date Using (Dollars in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net (Credit) Provision During Period
Measured on a non-recurring basis:					
Assets:					
Watch-List doubtful loans	$ 30,743	$ —	$ —	$ 30,743	$ 2,346
Other real estate owned	$ 5,653	$ —	$ —	$ 5,653	$ 1,627

The following table represents financial instruments measured at fair value on a non-recurring basis as of and for the year ended December 31, 2021 by level within the fair value measurement hierarchy:

	Assets/Liabilities Measured at Fair Value Year ended December 31, 2021	Fair Value Measurements at Reporting Date Using (Dollars in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Provision (Credit) During Period
Measured on a non-recurring basis:					
Assets:					
Watch-List doubtful loans	$ 55	$ —	$ —	$ 55	$ 209
Other real estate owned	$ 18,095	$ —	$ —	$ 18,095	$ 2,655

Our assets measured at fair value on a non-recurring basis are limited to loans classified as Watch List – Doubtful and other real estate owned. The fair value of Watch-List Doubtful loans is derived in accordance with FASB ASC 310, “Receivables”. They are primarily comprised of collateral-dependent commercial loans. As the primary sources of loan repayments decline, the secondary repayment source, the collateral, takes on greater significance. Correctly evaluating the fair value becomes even more important. Re-measurement of the loan to fair value is done through a specific valuation allowance included in the ACL. The fair value of the loan is based on the fair value of the collateral, as determined through either an appraisal or evaluation process. The basis for our appraisal and appraisal review process is based on regulatory guidelines and strives to comply with all regulatory appraisal laws, regulations, and the Uniform Standards of Professional Appraisal Practice. All appraisals and evaluations are “as is” (the property’s highest and best use) valuations based on the current conditions of the property/project at that point in time. The determination of the fair value of the collateral is based on the net realizable value, which is the appraised value less any closing costs, when applicable. As of December 31, 2022, we had approximately $51,326,000 of doubtful commercial collateral dependent loans, of which approximately $0 had an appraisal performed within the immediately preceding twelve months and of which approximately $51,326,000 had an evaluation performed within the immediately preceding twelve months. As of December 31, 2021, we had approximately $993,000 of doubtful commercial collateral dependent loans, of which approximately $0 had an appraisal performed within

the immediately preceding twelve months and of which approximately $896,000 had an evaluation performed within the immediately preceding twelve months.

The determination to either seek an appraisal or to perform an evaluation begins in weekly credit quality meetings, where the committee analyzes the existing collateral values of the doubtful loans and where obsolete appraisals are identified. In order to determine whether we would obtain a new appraisal or perform an internal evaluation to determine the fair value of the collateral, the credit committee reviews the existing appraisal to determine if the collateral value is reasonable in view of the current use of the collateral and the economic environment related to the collateral. If the analysis of the existing appraisal does not find that the collateral value is reasonable under the current circumstances, we would obtain a new appraisal on the collateral or perform an internal evaluation of the collateral. The ultimate decision to get a new appraisal rests with the independent credit administration group. A new appraisal is not required if an internal evaluation, as performed by in-house experts, is able to appropriately update the original appraisal assumptions to reflect current market conditions and provide an estimate of the collateral's market value for impairment analysis. The internal evaluations must be in writing and contain sufficient information detailing the analysis, assumptions and conclusions and they must support performing an evaluation in lieu of ordering a new appraisal.

Other real estate owned is comprised of real estate acquired by foreclosure and deeds in lieu of foreclosure. Other real estate owned is carried at the lower of the recorded investment in the property or its fair value less estimated costs to sell such property (as determined by independent appraisal) within Level 3 of the fair value hierarchy. Prior to foreclosure, the value of the underlying loan is written down to the fair value of the real estate to be acquired by a charge to the ACL (formerly allowance for probable loan losses), if necessary. The fair value is reviewed periodically, and subsequent write downs are made accordingly through a charge to operations. Other real estate owned is included in other assets on the consolidated financial statements. For the twelve months ended December 31, 2022, 2021 and 2020, we recorded approximately $2,000, $2,000 and $22,000, respectively, in charges to the ACL in connection with loans transferred to other real estate owned. For the twelve months ended December 31, 2022, 2021 and 2020, we recorded approximately $1,627,000, $2,655,000 and $1,539,000, respectively, in adjustments to fair value in connection with other real estate owned.

The fair value estimates, methods, and assumptions for our financial instruments at December 31, 2022 and December 31, 2021 are outlined below.

Cash and Cash Equivalents

For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment securities held-to-maturity

The carrying amounts of investments held-to-maturity approximate fair value.

Investment Securities

For debt investment securities, which may include U.S. Treasury securities, obligations of other U.S. government agencies, obligations of states and political subdivisions and mortgage pass through and related securities, fair values are from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. See disclosures of fair value of investment securities in Note 2.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, real estate and consumer loans as outlined by regulatory reporting guidelines. Each category is segmented into fixed and variable interest rate terms and by performing and non-performing categories.

For variable rate performing loans, the carrying amount approximates the fair value. For fixed rate performing loans, except residential mortgage loans, the fair value is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources or the primary origination market. Fixed rate performing loans are within Level 3 of the fair value hierarchy. At December 31, 2022 and December 31, 2021, the carrying amount of fixed rate performing loans was $1,203,381,000 and $1,363,313,000, respectively, and the estimated fair value was $1,100,848,000 and $1,323,223,000, respectively.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Deposits

The fair value of deposits with no stated maturity, such as non-interest bearing demand deposit accounts, savings accounts and interest-bearing demand deposit accounts, was equal to the amount payable on demand as of December 31, 2022 and December 31, 2021. The fair value of time deposits is based on the discounted value of contractual cash flows. The discount rate is based on currently offered rates. Time deposits are within Level 3 of the fair value hierarchy. At December 31, 2022 and December 31, 2021, the carrying amount of time deposits was $2,068,184,000 and $2,188,803,000, respectively, and the estimated fair value was $2,076,231,000 and $2,186,547,000, respectively.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are short-term maturities. Due to the contractual terms of the instruments, the carrying amounts approximated fair value at December 31, 2022 and December 31, 2021.

Junior Subordinated Deferrable Interest Debentures

We currently have floating rate junior subordinated deferrable interest debentures outstanding. Due to the contractual terms of the floating rate junior subordinated deferrable interest debentures, the carrying amounts approximated fair value at December 31, 2022 and December 31, 2021.

Other Borrowed Funds

We currently have long-term borrowings issued from the Federal Home Loan Bank ("FHLB"). The long-term borrowings outstanding at December 31, 2022 and December 31, 2021 are fixed-rate borrowings and the fair value is based on established market spreads for similar types of borrowings. The fixed-rate long-term borrowings are included in Level 2 of the fair value hierarchy. At December 31, 2022 and December 31, 2021 the carrying amount of the fixed-rate long-term FHLB borrowings was $10,944,000 and $436,138,000, respectively, and the estimated fair value was $10,944,000 and $455,187,000, respectively.

Commitments to Extend Credit and Letters of Credit

Commitments to extend credit and fund letters of credit are principally at current interest rates and therefore the carrying amount approximates fair value.

Limitations

Fair value estimates are made at a point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time of our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-statement of condition financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include the bank premises and equipment and core deposit value. In addition, the tax ramifications related to the effect of fair value estimates have not been considered in the above estimates.

Notes to Consolidated Financial Statements (Continued)

(21) International Bancshares Corporation (Parent Company Only) Financial Information

Statements of Condition

(Parent Company Only)

December 31, 2022 and 2021

(Dollars in Thousands)

	2022	2021
ASSETS		
Cash	$ 89,263	$ 62,564
Other investments	114,901	90,555
Net loans	42,519	10,401
Investment in subsidiaries	1,933,269	2,281,597
Goodwill	3,365	3,365
Other assets	7,181	1,644
Total assets	$ 2,190,498	$ 2,450,126
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Junior subordinated deferrable interest debentures	$ 134,642	$ 134,642
Due to IBC Trading	21	21
Other liabilities	11,076	6,982
Total liabilities	145,739	141,645
Shareholders' equity:		
Common shares	96,420	96,351
Surplus	154,061	152,144
Retained earnings	2,695,567	2,470,710
Accumulated other comprehensive income (loss)	(470,497)	(31,980)
	2,475,551	2,687,225
Less cost of shares in treasury	(430,792)	(378,744)
Total shareholders' equity	2,044,759	2,308,481
Total liabilities and shareholders' equity	$ 2,190,498	$ 2,450,126

Notes to Consolidated Financial Statements (Continued)

(22) International Bancshares Corporation (Parent Company Only) Financial Information

Statements of Income

(Parent Company Only)

Years ended December 31, 2022, 2021 and 2020

(Dollars in Thousands)

	2022	2021	2020
Income:			
Dividends from subsidiaries	$ 222,175	$ 80,882	$ 130,950
Interest income on notes receivable	2,394	1,139	357
Interest income (loss) on other investments	8,662	9,662	(1,126)
Other	857	58	5
Total income.	234,088	91,741	130,186
Expenses:			
Interest expense (Debentures)	5,037	2,792	3,832
Provision for credit loss	437	—	27
Other	2,291	2,272	1,988
Total expenses	7,765	5,064	5,847
Income before federal income taxes and equity in undistributed net income of subsidiaries	226,323	86,677	124,339
Income tax expense (benefit)	504	1,358	(1,339)
Income before equity in undistributed net income of subsidiaries	225,819	85,319	125,678
Equity in undistributed net income of subsidiaries	74,413	168,603	41,641
Net income	$ 300,232	$ 253,922	$ 167,319

Notes to Consolidated Financial Statements (Continued)

(23) International Bancshares Corporation (Parent Company Only) Financial Information

**Statements of Cash Flows
(Parent Company Only)**

**Years ended December 31, 2022, 2021 and 2020
(Dollars in Thousands)**

	2022	2021	2020
Operating activities:			
Net income	$ 300,232	$ 253,922	$ 167,319
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit loss	437	—	27
Unrealized loss (gain) on equity securities with readily determinable fair values	36	(51)	22
Stock compensation expense	449	506	743
Increase (decrease) in other liabilities	1,743	(8,084)	2,467
Equity in undistributed net income of subsidiaries	(74,413)	(168,603)	(41,641)
Net cash provided by operating activities	228,484	77,690	128,937
Investing activities:			
Net (increase) decrease in notes receivable	(32,556)	1,549	—
(Decrease) increase in other assets and other investments	(43,343)	(11,787)	31,289
Net cash (used in) provided by investing activities	(75,899)	(10,238)	31,289
Financing activities:			
Proceeds from stock transactions	1,537	2,414	542
Payments of cash dividends - common	(75,375)	(72,838)	(69,928)
Purchase of treasury stock	(52,048)	(716)	(48,878)
Net cash used in financing activities	(125,886)	(71,140)	(118,264)
Increase (decrease) in cash	26,699	(3,688)	41,962
Cash at beginning of year	62,564	66,252	24,290
Cash at end of year	$ 89,263	$ 62,564	$ 66,252

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Quarterly Income Statements
(Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2022				
Interest income	$ 174,678	145,087	109,584	96,432
Interest expense	15,217	9,870	6,683	6,386
Net interest income	159,461	135,217	102,901	90,046
Provision for probable loan losses	7,910	8,525	3,735	1,481
Non-interest income	45,778	54,602	43,242	43,512
Non-interest expense	62,422	75,173	68,756	64,118
Income before income taxes	134,907	106,121	73,652	67,959
Income taxes	29,495	22,765	15,681	14,466
Net income	$ 105,412	$ 83,356	$ 57,971	$ 53,493
Per common share:				
Basic				
Net income	$ 1.69	$ 1.34	$ 0.92	$ 0.84
Diluted				
Net income	$ 1.68	$ 1.34	$ 0.92	$ 0.84

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Quarterly Income Statements
(Dollars in Thousands, Except Per Share Amounts)
(Unaudited)

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2021				
Interest income	$ 101,058	101,192	97,979	97,874
Interest expense	6,613	6,682	6,671	6,865
Net interest income	94,445	94,510	91,308	91,009
Provision for probable loan losses	2,818	2,801	1,144	1,192
Non-interest income	40,974	47,209	97,906	36,237
Non-interest expense	61,450	69,727	69,954	62,185
Income before income taxes	71,151	69,191	118,116	63,869
Income taxes	14,625	14,592	26,090	13,098
Net income	$ 56,526	$ 54,599	$ 92,026	$ 50,771
Per common share:				
Basic				
Net income	$ 0.90	$ 0.86	$ 1.45	$ 0.80
Diluted				
Net income	$ 0.89	$ 0.86	$ 1.45	$ 0.80

INTERNATIONAL BANCSHARES CORPORATION AND SUBSIDIARIES
Condensed Average Statements of Condition
(Dollars in Thousands)
(Unaudited)

Distribution of Assets, Liabilities and Shareholders' Equity

The following table sets forth a comparative summary of average interest earning assets and average interest-bearing liabilities and related interest yields for the years ended December 31, 2022, 2021, and 2020. Tax-exempt income has not been adjusted to a tax-equivalent basis:

	2022			2021			2020		
	Average Balance	Interest	Average Rate/Cost	Average Balance	Interest	Average Rate/Cost	Average Balance	Interest	Average Rate/Cost
				(Dollars in Thousands)					
Assets									
Interest earning assets:									
Loan, net of unearned discounts:									
Domestic	$ 6,977,890	397,356	5.69 %	$ 7,318,756	355,125	4.85 %	$ 7,290,230	372,903	5.12 %
Foreign	138,262	4,821	3.49	123,524	4,090	3.31	125,234	4,676	3.73
Investment securities:									
Taxable	4,510,293	74,988	1.66	3,624,903	34,331	0.95	3,213,039	46,095	1.43
Tax-exempt	70,636	2,541	3.60	43,906	1,483	3.38	67,487	2,434	3.61
Other	2,831,040	46,075	1.63	2,449,193	3,074	0.13	767,837	900	0.12
Total interest-earning assets	14,528,121	525,781	3.62 %	13,560,282	398,103	2.94 %	11,463,827	427,008	3.72 %
Non-interest earning assets:									
Cash and cash equivalents	365,194			204,747			174,557		
Bank premises and equipment, net	415,883			442,281			465,267		
Other assets	1,203,790			1,021,644			1,118,561		
Less allowance for probable loan losses	(116,188)			(111,791)			(89,558)		
Total	$ 16,396,800			$ 15,117,163			$ 13,132,654		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings and interest-bearing demand deposits	$ 4,667,048	12,686	0.27 %	$ 4,297,561	4,110	0.10 %	$ 3,537,014	6,358	0.18 %
Time deposits:									
Domestic	1,020,388	6,555	0.64	1,077,371	7,636	0.71	1,003,221	10,608	1.06
Foreign	1,139,209	4,602	0.40	1,083,866	4,019	0.37	1,068,907	8,622	0.81
Securities sold under repurchase agreements	476,877	2,495	0.52	411,661	621	0.15	335,392	926	0.28
Other borrowings	386,924	6,781	1.75	436,226	7,654	1.75	547,283	8,773	1.60
Junior subordinated interest deferrable debentures	134,642	5,037	3.74	134,642	2,791	2.07	134,642	3,832	2.85
Total interest-bearing liabilities	7,825,088	38,156	0.49 %	7,441,327	26,831	0.36 %	6,626,459	39,119	0.59 %
Non-interest-bearing liabilities:									
Demand Deposits	5,973,462			5,355,105			4,211,988		
Other liabilities	200,013			70,601			166,213		
Shareholders' equity	2,398,237			2,250,130			2,127,994		
Total	$ 16,396,800			$ 15,117,163			$ 13,132,654		
Net interest income		$ 487,625			$ 371,272			$ 387,889	
Net yield on interest earning assets			3.36 %			2.74 %			3.38 %

INTERNATIONAL BANCSHARES CORPORATION
OFFICERS AND DIRECTORS

OFFICERS

DENNIS E. NIXON
Chairman of the Board and President

JUDITH I. WAWROSKI
Chief Accounting Officer and Treasurer

DALIA F. MARTINEZ
Vice President

MIRTA SALCEDO
Auditor

MARISA V. SANTOS
Secretary

HILDA V. TORRES
Assistant Secretary

DIRECTORS

DENNIS E. NIXON
Chairman of the Board
International Bank of Commerce

JAVIER DE ANDA
Senior Vice President
B.P. Newman Investment Company

DOUG HOWLAND
Investments

RUDOLPH M. MILES
Investments

LARRY NORTON
Investments

ROBERTO R. RESENDEZ
Investments

ANTONIO R. SANCHEZ, JR.
Chairman of the Board
Sanchez Oil & Gas Corporation
Investments

DIANA G. ZUNIGA
President and Owner
Investors Alliance, Inc.





IBC

We do more
Hacemos más